                                                              File No. 333-76344


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         PRE-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

Exact name of trust:    NATIONAL SECURITY VARIABLE ACCOUNT L

Name of depositor:          NATIONAL SECURITY LIFE AND ANNUITY COMPANY

          Complete address of depositor's principal executive offices:


                  P.O. Box 1625
                  100 Court Street, Binghamton, New York 13902-1625


Name and complete address of agent for service:


                                  Ronald L. Benedict, Esq.
                                  National Security Life and Annuity Company
                                  P.O. Box 5363
                                  Cincinnati, Ohio  45201-5363

Notice to:                        W. Randolph Thompson, Esq.
                                  Of Counsel
                                  Jones & Blouch L.L.P.
                                  Suite 410 East
                                  1025 Thomas Jefferson Street, N.W.
                                  Washington, D.C.  20007

It is proposed that this filing will become effective (check appropriate box):

       immediately upon filing pursuant to paragraph (b)
    --
       on (date) pursuant to paragraph (b)
    --
       60 days after filing pursuant to paragraph (a)(i)
    --

       on (date) pursuant to paragraph (a)(i)
    --
       75 days after filing pursuant to paragraph (a)(ii)
    --

       on (date) pursuant to paragraph (a)(ii) of Rule 485.
    --

If appropriate, check the following box:

       This post-effective amendment designates a new effective date for a -- previously filed post-effective amendment.


Title and amount of securities being registered: FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS. Registrant hereby registers an indefinite amount of such flexible premium variable universal life insurance contracts under the Securities Act of 1933 pursuant to Rule 24f-2.

The registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS


          FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE CONTRACT



                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY

                      NATIONAL SECURITY VARIABLE ACCOUNT L


               Home Offices:                           Administrative Offices:
               P.O. Box 1625                                P.O. Box 5363
              100 Court Street                            One Financial Way
         Binghamton, New York 13901                  Cincinnati, Ohio 45201-5363


                            Telephone (877) 446-3060


This prospectus describes a flexible premium variable universal life insurance contract (the "contract") offered through National Security Variable Account L ("VAL"), a separate account of ours. We are National Security Life and Annuity Company ("National Security"), a subsidiary of SMON Holdings, Inc. ("SMON").


The contract has a minimum stated amount of $100,000 and a surrender charge which is deducted from accumulation value upon surrender, lapse, partial surrender or a decrease in stated amount during the first fifteen contract years. Because of the substantial nature of the surrender charge, the contract is not suitable for short term investment purposes. The contract generally will not be issued to a person over age 80. We may issue contracts with a lower stated amount in states other than New York.

The contract is "flexible" because, subject to certain restrictions, it permits you to:

- adjust the timing and amount of your premium payments,

- direct net premiums to one or more of the subaccounts of the variable account or to the general account,

- choose from two death benefit plans, and

- increase or decrease the level of death benefits under such plans.

The contract is "variable" because the value of the contract will change with the performance of the investments selected. The flexible and variable features of the contract give you the opportunity to meet your changing life insurance needs and to adjust to changing economic conditions within the framework of a single insurance policy. For this reason, it may not be to your advantage to purchase a contract as a means of obtaining additional insurance if you already own another flexible premium variable life insurance policy.

The contract provides life insurance coverage to age 100. You may choose either a level or variable death benefit plan. The level plan provides a fixed benefit (the "stated amount") to be paid on the death of the insured. The level plan contract operates in a manner similar to a whole life insurance policy, except that its accumulation value varies with investment performance. The variable plan contract provides a death benefit equal to the sum of the stated amount and the contract's accumulation value. Accordingly, the variable plan death benefit generally varies dollar for dollar with the contract's accumulation value. Under either plan, we insure the death benefit against adverse investment performance by guaranteeing that the death benefit will not be less than the contract's stated amount during the death benefit guarantee period, provided you pay the Minimum Premium.


When you purchase a contract, you will be required to pay an initial premium. You must pay the Minimum Premium described in your contract to keep the death benefit guarantee in effect.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE. IT SHOULD BE ACCOMPANIED BY THE CURRENT FUND PROSPECTUSES.

The contract affords you substantial flexibility with your premium payments. You may adopt a planned premium schedule that indicates the level of your intended payments. The planned premium will fall somewhere between the minimum and maximum permitted by the Code. The exact amount of your planned premium will depend upon your objectives and your estimate of long-term investment performance. You will find the minimum and planned premiums on the specification page of your contract. If you do not pay premiums, at least as great as the Minimum Premium required to keep the death benefit guarantee in effect, the contract will remain in force only as long as the cash surrender value (minus any contract indebtedness) will pay the next monthly deduction for contract charges.


You may allocate your contract values among up to 10 of the investment accounts we offer. Each of the variable subaccounts invests in a corresponding Fund. The available Funds are listed below. The Fund portfolios are described in the accompanying Fund prospectuses. Your contract's accumulation value will reflect the investment performance of the subaccounts you select and is not guaranteed.

Should the need arise, you may obtain access to the cash surrender value of your contract after the first contract year through loans or partial surrenders, without terminating your insurance coverage. In addition, you may surrender your contract at any time and receive its cash surrender value.

                                AVAILABLE FUNDS


OHIO NATIONAL FUND, INC.                       ADVISER (SUBADVISER)
Equity Portfolio                               (Legg Mason Funds Management, Inc.)
Money Market Portfolio                         Ohio National Investments, Inc.
Bond Portfolio                                 Ohio National Investments, Inc.
Omni Portfolio (a flexible portfolio           Ohio National Investments, Inc.
fund)                                          (Federated Global Investment Management
International Portfolio                        Corp.)
International Small Company Portfolio          (Federated Global Investment Management
Capital Appreciation Portfolio                 Corp.)
Discovery Portfolio* (smaller company          (Jennison Associates, LLC)
stocks)                                        (Founders Asset Management LLC)
Aggressive Growth Portfolio                    (Janus Capital Management LLC)
Core Growth Portfolio                          (Pilgrim Baxter & Associates, Ltd.)
Growth & Income Portfolio                      (RS Investment Management, Co. LLC)
Capital Growth Portfolio                       (RS Investment Management, Co. LLC)
S&P 500 Index Portfolio                        Ohio National Investments, Inc.
Social Awareness Portfolio                     Ohio National Investments, Inc.
High Income Bond Portfolio                     (Federated Investment Counseling)
Equity Income Portfolio                        (Federated Investment Counseling)
Blue Chip Portfolio                            (Federated Investment Counseling)
Nasdaq 100 Index Portfolio                     Ohio National Investments, Inc.
Bristol Portfolio (large cap stocks)           (Suffolk Capital Management, LLC)
Bryton Growth Portfolio (small/mid-cap         (Suffolk Capital Management, LLC)
stocks)

GOLDMAN SACHS VARIABLE INSURANCE TRUST
Goldman Sachs Growth and Income Fund           Goldman Sachs Asset Management
Goldman Sachs CORE U.S. Equity Fund            Goldman Sachs Asset Management
Goldman Sachs Capital Growth Fund              Goldman Sachs Asset Management

J.P. MORGAN SERIES TRUST II
J.P. Morgan Mid Cap Value Portfolio            Robert Fleming, Inc.
J.P. Morgan Small Company Portfolio            J.P. Morgan Investment Management Inc.

JANUS ASPEN SERIES
Growth Portfolio                               Janus Capital Management LLC
Worldwide Growth Portfolio                     Janus Capital Management LLC
Balanced Portfolio                             Janus Capital Management LLC

LAZARD RETIREMENT SERIES, INC.
Small Cap Portfolio                            Lazard Asset Management
Emerging Markets Portfolio                     Lazard Asset Management

MFS VARIABLE INSURANCE TRUST (SERVICE CLASS)
MFS New Discovery Series                       Massachusetts Financial Services Company
MFS Investors Growth Stock Series              Massachusetts Financial Services Company
MFS Mid Cap Growth Series                      Massachusetts Financial Services Company
MFS Total Return Series                        Massachusetts Financial Services Company

STRONG VARIABLE INSURANCE FUNDS, INC.
Strong Mid Cap Growth Fund II                  Strong Capital Management, Inc.
Strong Opportunity Fund II
  (a mid cap/small cap fund)                   Strong Capital Management, Inc.

VARIABLE INSURANCE PRODUCTS FUND SERVICE
CLASS 2 (FIDELITY)
  VIP Contrafund(R) Portfolio                  Fidelity Management & Research Company
  VIP Mid Cap Portfolio                        Fidelity Management & Research Company
  VIP Growth Portfolio                         Fidelity Management & Research Company

PBHG INSURANCE SERIES FUND, INC.
  PBHG Technology & Communications             Pilgrim Baxter & Associates, Ltd.
     Portfolio


*Prior to May 1, 2002 the Discovery Portfolio was named the Small Cap Portfolio.

                               TABLE OF CONTENTS


Definitions................................    5
Introduction...............................    7
Assumptions and Scope of Prospectus........    7
Summary....................................    8
  SMON Holdings Inc........................    8
  National Security Life and Annuity
     Company...............................    8
  National Security Variable Account L.....    8
  The Funds................................    8
  Death Benefits...........................    8
  Accumulation Value.......................    8
  Premiums.................................    9
  Charges and Deductions...................   10
  Federal Tax Matters......................   13
  National Security Life and Annuity
     Company...............................   13
  SMON Holdings Inc........................   13
  National Security Variable Account L
     (VAL).................................   13
  The Funds................................   14
  Mixed and Shared Funding.................   14
Death Benefits.............................   14
  Plan A -- Level Benefit..................   15
  Plan B -- Variable Benefit...............   16
  Change in Death Benefit Plan.............   16
  Death Benefit Guarantee..................   17
  Changes in Stated Amount.................   17
Accumulation Value.........................   18
  Determination of Variable Accumulation
     Values................................   18
  Accumulation Unit Values.................   18
  Net Investment Factor....................   19
  Loans....................................   19
  Preferred Loans..........................   20
  Surrender Privileges.....................   20
  Maturity.................................   21
Premiums...................................   21
  Purchasing a Contract....................   21
  Payment of Premiums......................   22
  Initial Premiums.........................   22
  Minimum Premiums.........................   22
  Planned Premiums.........................   23
  Allocation of Premiums...................   23
  Transfers................................   23
  Electronic Access........................   23
  Lapse....................................   24
  Reinstatement............................   24
  Conversion...............................   24
  Free Look................................   25
Charges And Deductions.....................   25
  Premium Expense Charge...................   25
  Monthly Deduction........................   25
  Risk Charge..............................   26
  Surrender Charge.........................   26
  Service Charges..........................   27
  Other Charges............................   27
General Provisions.........................   29
  Voting Rights............................   29
  Additions, Deletions or Substitutions of
     Investments...........................   30
  Annual Report............................   30
  Limitation on Right to Contest...........   30
  Misstatements............................   30
  Suicide..................................   30
  Beneficiaries............................   31
  Postponement of Payments.................   31
  Assignment...............................   31
  Non-Participating Contract...............   31
The General Account........................   31
  General Description......................   31
  Accumulation Value.......................   32
  Optional Insurance Benefits..............   32
  Settlement Options.......................   32
Distribution of The Contract...............   32
Management of The Company..................   33
Custodian..................................   34
State Regulation of The Company............   34
Federal Tax Matters........................   34
  Contract Proceeds........................   35
  Avoiding Modified Endowment Contracts....   35
  Correction of Modified Endowment
     Contract..............................   36
  Right to Charge for Company Taxes........   36
Employee Benefit Plans.....................   36
Legal Proceedings..........................   36
Legal Matters..............................   36
Experts....................................   37
Registration Statement.....................   37
Financial Statements.......................   37
Appendix A.................................   38
  Hypothetical Historical Illustrations....   38


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. THE COMPANY DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE VARIABLE ASPECTS OF THE CONTRACT DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE FUND PROSPECTUSES OR THE STATEMENTS OF ADDITIONAL INFORMATION OF THE FUNDS.

                                  DEFINITIONS

Accumulation Value -- the sum of the contract's values in the subaccounts, the General Account and the loan collateral account.


Administrative Office -- our Administrative Office is located at One Financial Way, Cincinnati, Ohio 45242. The mailing address is P.O. Box 5363, Cincinnati, Ohio, 45201-5363.


Age -- the insured's age at his or her nearest birthday.

Attained Age -- the insured's age at the end of the most recent contract year.

Beneficiary -- the beneficiary designated by the contractowner in the application or in the latest notification of change of beneficiary filed with us. If the contractowner is the insured and if no beneficiary survives the insured, the insured's estate will be the beneficiary. If the contractowner is not the insured and no beneficiary survives the insured, the contractowner or his estate will be the beneficiary.

Cash Surrender Value -- the accumulation value less any applicable surrender charges.

Code -- the Internal Revenue Code of 1986, as amended, and all related regulations.

Commission -- the Securities and Exchange Commission.

Contract -- the flexible premium variable life insurance contract. The contract may also be referred to as a policy.

Contract Date -- the date as of which insurance coverage and contract charges begin. The contract date is used to determine contract months and years.

Contract Month -- each contract month starts on the same date in each calendar month as the contract date.

Contract Year -- each contract year starts on the same date in each calendar year as the contract date.

Contract Indebtedness -- the total of any unpaid contract loans.

Contractowner -- the person so designated on the specification page of the contract. The contractowner may also be referred to as a policyholder.

Corridor Percentage Test -- a method of determining the minimum death benefit as required by the Code to qualify the contract as a "life insurance contract." The minimum death benefit equals the cash value plus the cash value multiplied by a percentage which varies with age as specified by the Code.

Death Benefit -- the amount payable upon the death of the insured, before deductions for contract indebtedness and unpaid monthly deductions.

Death Benefit Guarantee -- our guarantee that the contract will not lapse if you have met the Minimum Premium requirement during the death benefit guarantee period.

General Account -- our assets other than those allocated to our separate accounts. The General Account may also be called the Guaranteed Account or the Fixed Account.

Guideline Annual Premium -- the level annual premium that would be payable through the contract maturity date for a specified stated amount of coverage if we scheduled premiums as to both timing and amount and such premiums were based on the 1980 Commissioners Standard Ordinary Mortality Table, net investment earnings at an annual effective rate of 4%, and fees and charges as set forth in the contract. This is the maximum premium permitted under the Code.


Home Office -- our principal executive office is located at 100 Court Street, Binghamton, New York 13901. The mailing address is P.O. Box 1625, Binghamton, New York 13902-1625.


Initial Premium -- an amount you must pay to begin contract coverage. It must be at least equal to one monthly minimum premium.

Insured -- the person upon whose life the contract is issued.

Issue Date -- the date we approve your application and issue your contract. The issue date will be the same as the contract date except for backdated contracts, for which the contract date will be prior to the issue date.

Loan Collateral Account -- an account to which accumulation value in an amount equal to a contract loan is transferred pro rata from the subaccounts of VAL and the General Account.

Loan Value -- the maximum amount that may be borrowed under the contract. The loan value equals the cash surrender value less the cost of insurance charges for the balance of the contract year. The loan value less contract indebtedness equals the amount you may borrow at any time.

Maturity Date -- unless otherwise specified in the contract, the maturity date is the end of the contract year nearest the insured's 100th birthday.

Minimum Premium -- the monthly premium set forth on the contract specification page necessary to maintain the death benefit guarantee. Although the minimum premium is expressed as a monthly amount, you need not pay it each month. Rather, you must pay, cumulatively, premiums which equal or exceed the sum of the minimum premiums required during the applicable time period.

Monthly Deduction -- the monthly charge against cash value which includes the cost of insurance, an administration charge, a risk charge for the death benefit guarantee and the cost of any optional insurance benefits added by rider.

Net Premiums -- the premiums you pay less the premium expense charge.

Planned Premium -- a schedule indicating the contractowner's planned premium payments under the contract. The schedule is a planning device only and need not be adhered to.

Premium Expense Charge -- an amount deducted from gross premiums consisting of a distribution charge and any state premium tax and other state and local taxes applicable to your contract.

Proceeds -- the amount payable on surrender, maturity or death.

Process Day -- the first day of each contract month. Monthly deductions and any credits are made on this day.


Pronouns -- "our", "us" or "we" means National Security Life and Annuity Company. "You", "your" or "yours" means the insured. If the insured is not the contractowner, "you", "your" or "yours" means the contractowner when referring to contract rights, payments and notices.


Receipt -- with respect to transactions requiring valuation of variable account assets, a notice or request is deemed received by us on the date actually received if received in good order in our Administrative Office on a valuation date prior to 4:00 p.m. Eastern time. If received on a day that is not a valuation date or after 4:00 p.m. Eastern time on a valuation date, it is deemed received on the next valuation date.

Settlement Options -- methods of paying the proceeds other than in a lump sum.

Stated Amount -- the minimum death benefit payable under the contract as long as the contract remains in force and which is set forth on the contract specification page.

Subaccount -- a subdivision of VAL which invests exclusively in the shares of a corresponding portfolio of one of the Funds or of another mutual fund.

Surrender Charge -- a charge assessed in connection with contract surrenders, lapses and decreases in stated amount applicable for 15 years from the contract date with respect to your initial stated amount, and from the date of any increase in stated amount with respect to such increase. Surrender charges are based on your age, sex, underwriting classification and length of time you have held your contract. See the specification pages of your policy or the discussion under "Surrender Charges" below for more information.

Valuation Date -- each day on which the net asset value of Fund shares is determined. See the accompanying Fund prospectuses.

Valuation Period -- the period between two successive valuation dates which begins at 4:00 p.m. Eastern time on one valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

VAL -- National Security Variable Account L.

                                  INTRODUCTION

As described on the first page of this prospectus, the contract is a flexible premium variable universal life insurance contract which enables you throughout your lifetime to accommodate to your changing insurance needs and to changing economic conditions within the framework of a single insurance policy. The contract provides for death benefits, cash values, loans, a variety of settlement options and other features traditionally associated with life insurance.

The contract is similar to traditional life insurance in a number of respects.

     - You receive insurance coverage to age 100 at least equal to the stated amount as long as the contract has a positive cash surrender value or the death benefit guarantee is in effect.

     - You may surrender the contract at any time and receive its cash surrender value. After the first contract year, you may borrow up to the loan value of the contract.

     - To the extent that you elect to allocate net premiums to the General Account, there is a guaranteed minimum investment return.

The contract also has several significant features which differentiate it from traditional life insurance.

     - Within certain limits, you may adjust the timing and amount of your premium payments to suit your individual circumstances.

     - You direct the allocation of your net premiums and resulting cash values, which will vary with the investment performance of the variable subaccounts you select.

     - Values in the variable subaccounts are neither guaranteed nor limited to an assumed rate of interest.

     - You may elect a variable death benefit plan as an alternative to a level plan, the latter being similar in many respects to a traditional whole life policy.

Under either death benefit plan you may increase or decrease the stated amount of insurance coverage any time after the first contract year. Any increase in stated amount is subject to underwriting.

                      ASSUMPTIONS AND SCOPE OF PROSPECTUS

This prospectus relates principally to VAL and contains only selected information regarding the General Account. For details regarding elements of the contract involving the General Account, see your contract.

Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that:

     - "you", the "contractowner" and the "insured" are the same person,

     - the death benefit guarantee is in effect,

     - the cash surrender value of your contract is sufficient to pay the next monthly deduction,

     - there is no outstanding contract indebtedness,

     - the death benefit is not determined by the corridor percentage test,

     - the contract is not backdated,

     - payments under the contract have not been made in a way that would cause the contract to be treated as a Modified Endowment Contract under federal law.

                                    SUMMARY


This summary presents selected information in the same order and uses the same headings as the body of the prospectus. See the table of contents to find fuller discussion of each item. See the "Definitions" above, for the meanings of various terms.


There is a separate subaccount within VAL corresponding to each of the Funds listed on pages 2 and 3. The assets of each are invested exclusively in shares of one of the Funds.

THE FUNDS The operations of each Fund, its investment adviser and its investment objectives and policies are described in the Fund prospectus. Net premiums under the contract may be allocated to the subaccounts of the variable account which invest exclusively in Fund shares. Accordingly, the accumulation values you allocate to the subaccounts will vary with the investment performance of the Funds.

The value of each Fund's investments fluctuates daily and is subject to the risk of changing economic conditions as well as the risk inherent in the ability of management to anticipate changes necessary in those investments to meet changes in economic conditions. For additional information concerning each Fund, including their investment objectives, see the accompanying Fund prospectuses. Read the prospectuses carefully before investing.

DEATH BENEFITS You may select one of two death benefit plans -- the level plan (Plan A) or the variable plan (Plan B). With certain limitations, you may also change death benefit plans during the life of the contract. The death benefit under the level plan is the stated amount. The death benefit under the variable plan is the stated amount plus the accumulation value on the date of death. Under either plan, we may be required to increase the death benefit to satisfy the corridor percentage test included in the Code's definition of a "life insurance contract." Generally, favorable investment performance is reflected in increased accumulation value under the level plan and in increased insurance coverage under the variable plan. The death benefit will never be less than the stated amount as long as the contract has a positive cash surrender value or the death benefit guarantee is in force. The death benefit will be paid according to your beneficiary's instructions or, at your option, applied in whole or in part under one or more settlement options.

After the first contract year you may increase your stated amount, or you may decrease your stated amount. You cannot decrease the stated amount below the minimum stated amount shown on the contract specification page. Any increase or decrease in the stated amount must equal at least $5,000 and an increase will require additional evidence of insurability. No more than two changes to the stated amount are permitted during any year.


The contract includes a death benefit guarantee. Under this provision, we guarantee that the death benefit during the death benefit guarantee period will not be less than the stated amount, provided you pay the Minimum Premium. Accordingly, adverse subaccount investment performance will not cause the contract to lapse as long as the death benefit guarantee is in effect.


ACCUMULATION VALUE The accumulation value of your contract equals the sum of the accumulation values in the General Account, the subaccounts of VAL and the loan collateral account. The General Account accumulation value will reflect the amount and timing of net premiums allocated to the General Account and interest thereon. The accumulation value in the variable subaccounts will reflect deductions for a risk charge, the amount and timing of net premiums allocated to such subaccounts and their investment experience. Such investment experience is not guaranteed. In addition, the subaccount and the General Account accumulation values will be charged pro rata in connection with contract loans, partial surrenders and monthly deductions. The loan collateral account will reflect amounts borrowed against the loan value of the contract.

Loans -- after the first contract year, you may borrow against the loan value of your contract. The loan value is 90% of your cash surrender value minus the cost of insurance for the rest of the contract year. Loan interest is payable in advance at a rate of 5.0%. This amount is equivalent to an annual rate of 5.26% if the interest was paid at the end of the year. Any outstanding contract indebtedness will be deducted from proceeds payable at the insured's death or upon maturity or surrender.

Loan amounts and any unpaid interest thereon will be withdrawn pro rata from the variable subaccounts and the General Account. Accumulation value in each subaccount equal to the contract indebtedness so withdrawn will be transferred to the loan collateral account. If loan interest is not paid when due, it becomes loan principal. Accumulation value held in the loan collateral account earns interest daily at an annual rate guaranteed to be at least 4%.

A loan may be repaid in whole or in part at any time while the contract is in force. When a loan repayment is made, accumulation value securing contract indebtedness in the loan collateral account equal to the loan repayment will be allocated first to the General Account until the amount borrowed from the General Account has been repaid. The balance of the repayment will then be allocated to the General Account and the variable subaccounts using the same percentages as then in effect to allocate net premiums.

Preferred Loans -- a preferred loan is available at any time on or after the 10th contract anniversary. In the first contract year in which you take a preferred loan, the maximum preferred loan available is 10% of the gross loan value. The gross loan value is the Cash Surrender Value, minus enough to cover the monthly charges to the next policy anniversary. In later contract years, you may increase your preferred loan by an amount not greater than 10% of the gross loan value. The total amount of the preferred loan amount may never exceed the gross loan value. Loan interest on preferred loans is payable in advance at a rate of 3.846%. This amount is equivalent to an annual rate of 4% if the interest was paid at the end of the year. The interest rate credited to the accumulation value equal to the loaned amount under this preferred loan provision is 4.00%.

Current tax law permits Preferred Loans without adverse tax consequences. Should the law change and Preferred Loans be considered distributions, they may become subject to taxation and applicable penalties.

Surrender Privileges -- at any time you may surrender your contract in full and receive the proceeds. Your contract also gives you a partial surrender right. At any time after the first contract anniversary from the issue date, you may withdraw part of your cash surrender value. Such withdrawals will reduce your contract's death benefit and may be subject to a surrender charge.

Withholding Payment After Premium Payment -- We may withhold payment of any increased accumulation value or loan value resulting from a recent premium payment until your premium check has cleared. This could take up to 15 days after we receive your check.


PREMIUMS An initial premium is required to purchase a contract. In addition, you must pay a minimum premium to keep the death benefit guarantee in effect. You must have paid, cumulatively, total premiums that equal or exceed the monthly minimum premium indicated on the contract specification page multiplied by the number of contract months the contract has been in effect. If you fail to meet this requirement, the death benefit guarantee is no longer in effect and may generally not be reinstated. The monthly minimum premium indicated on the contract specification page will remain a level amount until you reach the end of the death benefit guarantee period shown on the contract specification page. The death benefit guarantee is only available the first five contract years. In states other than New York, a longer death benefit guarantee period may be available.


We may, at our discretion, refuse to accept a premium payment of less than $25 or one that would cause the contract, without an increase in death benefit, to be disqualified as life insurance or to be treated as a Modified Endowment Contract under federal law. Otherwise, the amount and timing of premium payments is left to your discretion.

To aid you in formulating your insurance plan under the contract, you will adopt a planned premium schedule at the time of purchase indicating your intended level of payments. The planned premium will generally be an amount greater than your Minimum Premium and less than your guideline annual premium. You do not have to follow the planned premium, as it is only a planning device.


Allocation of Premiums -- you may allocate your net premiums among up to 10 of the variable subaccounts and to the General Account in any combination of whole percentages. You indicate your initial allocation in the contract application. Thereafter, you may transfer accumulation values and reallocate future premiums.

Transfers -- we allow transfers of accumulation values among the subaccounts of VAL and to the General Account at any time. Transfers from the General Account to the subaccounts are subject to certain restrictions.


Lapse -- provided you pay the minimum premiums required to maintain the death benefit guarantee, your contract will not lapse during the death benefit guarantee period. If you fail to pay the minimum premiums, the death benefit guarantee expires. Without the death benefit guarantee, the contract will remain in force as long as the cash surrender value, less any outstanding contract indebtedness, is sufficient to pay the next monthly deduction. When the cash surrender value will not pay the next monthly deduction, you will have a 61 day grace period in which to increase your cash surrender value by paying additional premiums. If you do not pay sufficient additional premiums during the grace period, the contract will lapse and terminate without value. If the contract lapses with all outstanding contract loans, the contract may be subject to income taxes and applicable penalties.


Reinstatement -- once a contract has lapsed, you may request reinstatement of the contract any time within five years of the lapse. Satisfactory proof of insurability and payment of a reinstatement premium are required for reinstatement.


Free Look -- following the initial purchase of your contract or any subsequent increase in the stated amount, you are entitled to a free look period. During the free look period, you may cancel the contract or increase, as applicable, and we will refund all the money you have paid or the contract value, depending on your state's law. The free look period expires 20 days from your receipt of the contract or increase. In some states the free look period may be longer than 20 days.


CHARGES AND DEDUCTIONS We make charges against or deductions from premium payments, accumulation values and contract surrenders as follows:

(a) from premiums we deduct a premium expense charge in proportion to your current premium allocation choices. The premium expense charge includes:

   - a 4.9% distribution charge from premium payments for the first 10 contract years. In contract years 11 and later, this amount is reduced to 3.9%. This charge compensates us for sales and distribution expenses such as commissions, advertising and printing, and


   - a 2% deduction for the state premium tax and any other state and local taxes. Although state premium tax rates imposed on us vary from state to state, the premium tax charge deduction will not vary with the state of residence of the policyholder.


   - National Security may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. However, if they increase, charges for such taxes may be made.

(b) against the accumulation value we make a monthly deduction, deducted in proportion to the values in your various subaccounts and the General Account, covering:

   - the cost of insurance, (which is determined based on your age, gender, and rate class and maximum charges will not exceed the charges posted in the 1980 Commissioner's Standard Ordinary Mortality tables); and

   - administrative expenses which covers bookkeeping and processing costs ($7);


(c) against the assets of the variable subaccounts, and in proportion to your values in the various subaccounts, we assess a daily charge equal to .0020471% (equal to approximately 0.75% on an annual basis) of such assets for the first 10 contract years to compensate us for assuming certain mortality and expense risks. This amount effectively decreases to an annual rate of about 0.20% in contract years 11 and later.

     This reduction in later years is accomplished by deducting the normal .0020471% mortality and expense charge on a daily basis, and then at each contract monthaversary we credit back to the policy an amount equal to an annualized rate of 0.55% of the assets in your variable subaccounts at the end of each month. Because the charges are deducted at different times (monthly versus daily), the resulting charge may vary slightly, but will be an annualized rate of approximately 0.20%.



(d) from accumulation value we deduct surrender charges in the event of full surrender, certain partial surrenders and decreases in stated amount. These surrender charges apply during the first 15 contract years following the contract date and the date of any increase in stated amount. The surrender charge includes a $200.00 per policy charge plus an additional $.04 per $1,000.00 of stated amount in excess of $500,000.00. Surrender charges also vary according to your age, sex, underwriting classification and the length of time you have held your contract. See the specification pages of your policy for more detailed information. Listed below are the maximum surrender charges applicable to the contract.


        MAXIMUM SURRENDER CHARGES PER $1,000 OF STATED AMOUNT
        -----------------------------------------------------
                  MALE                       FEMALE
        -------------------------   -------------------------
 AGE     NONSMOKER       SMOKER      NONSMOKER       SMOKER
 ---    ------------   ----------   ------------   ----------
 0-20     $ 15.19       $ 16.73       $ 14.29       $ 15.24
21-30     $ 16.98       $ 19.67       $ 15.29       $ 16.78
31-40     $ 19.37       $ 24.96       $ 17.48       $ 20.07
41-50     $ 24.76       $ 34.23       $ 20.87       $ 24.86
51-60     $ 32.84       $ 47.49       $ 25.36       $ 30.84
61-70     $ 67.84       $ 81.30       $ 48.39       $ 57.27
71-80     $117.90       $132.66       $100.55       $106.53

To these amounts, add $200 per policy and an additional $.04 per $1,000.00 of stated amount for policies with a stated amount in excess of $500,000.

(e) against the assets of each fund, the following management fees and other expenses:


                                                                       TOTAL FUND
                                                                        EXPENSES         TOTAL        TOTAL FUND
                                                                         WITHOUT        WAIVERS        EXPENSES
                             MANAGEMENT    DISTRIBUTION     OTHER      WAIVERS OR         AND        WITH WAIVERS
                                FEES       (12b-1) FEES    EXPENSES    REDUCTIONS     REDUCTIONS*    OR REDUCTIONS
                             ----------    ------------    --------    -----------    -----------    -------------
OHIO NATIONAL FUND
  Money Market Portfolio        0.30%          0.00%         0.12%         0.42%          0.04%          0.38%
  Equity Portfolio              0.80%          0.00%         0.13%         0.93%          0.00%          0.93%
  Bond Portfolio                0.62%          0.00%         0.13%         0.75%          0.00%          0.75%
  Omni Portfolio                0.58%          0.00%         0.18%         0.76%          0.00%          0.76%
  S&P 500 Index Portfolio       0.37%          0.00%         0.15%         0.52%          0.00%          0.52%
  International Portfolio       0.88%          0.00%         0.37%         1.25%          0.05%          1.20%
  International Small
     Company Portfolio          0.98%          0.00%         0.81%         1.79%          0.00%          1.79%
  Capital Appreciation
     Portfolio                  0.80%          0.00%         0.13%         0.93%          0.00%          0.93%
  Discovery Portfolio***        0.79%          0.00%         0.17%         0.96%          0.00%          0.96%
  Aggressive Growth
     Portfolio                  0.78%          0.00%         0.26%         1.04%          0.00%          1.04%
  Growth & Income Portfolio     0.85%          0.00%         0.15%         1.00%          0.00%          1.00%
  Capital Growth Portfolio      0.89%          0.00%         0.17%         1.06%          0.00%          1.06%
  High Income Bond
     Portfolio                  0.75%          0.00%         0.40%         1.15%          0.00%          1.15%
  Equity Income Portfolio       0.75%          0.00%         0.28%         1.03%          0.00%          1.03%
  Blue Chip Portfolio           0.90%          0.00%         0.30%         1.20%          0.00%          1.20%

                                                                       TOTAL FUND
                                                                        EXPENSES         TOTAL        TOTAL FUND
                                                                         WITHOUT        WAIVERS        EXPENSES
                             MANAGEMENT    DISTRIBUTION     OTHER      WAIVERS OR         AND        WITH WAIVERS
                                FEES       (12b-1) FEES    EXPENSES    REDUCTIONS     REDUCTIONS*    OR REDUCTIONS
                             ----------    ------------    --------    -----------    -----------    -------------
  Core Growth Portfolio         0.90%          0.00%         0.28%         1.18%          0.00%          1.18%
  Social Awareness
     Portfolio                  0.59%          0.00%         0.72%         1.31%          0.00%          1.31%
  Nasdaq 100 Index
     Portfolio                  0.75%          0.00%         0.30%         1.05%          0.30%          0.75%
  Bristol Portfolio             0.80%          0.00%         0.40%**       1.20%**        0.00%          1.20%**
  Bryton Growth Portfolio       0.85%          0.00%         0.45%**       1.30%**        0.00%          1.30%**
GOLDMAN SACHS
  Goldman Sachs Growth and
     Income Fund                0.75%          0.00%         0.42%         1.17%          0.17%          1.00%
  Goldman Sachs CORE U.S.
     Equity Fund                0.70%          0.00%         0.12%         0.82%          0.01%          0.81%
  Goldman Sachs Capital
     Growth Fund                0.75%          0.00%         0.94%         1.69%          0.69%          1.00%
J.P. MORGAN SERIES TRUST II
  J.P. Morgan Mid Cap Value
     Portfolio                  0.70%          0.00%         9.92%        10.62%          9.62%          1.00%
  J.P. Morgan Small Company
     Portfolio                  0.60%          0.00%         0.55%         1.15%          0.00%          1.15%
JANUS ASPEN SERIES
  Growth Portfolio              0.65%          0.25%         0.01%         0.91%          0.00%          0.91%
  Worldwide Growth
     Portfolio                  0.65%          0.25%         0.04%         0.94%          0.00%          0.94%
  Balanced Portfolio            0.65%          0.25%         0.01%         0.91%          0.00%          0.91%
LAZARD RETIREMENT SERIES,
  INC.
  Small Cap Portfolio           0.75%          0.25%         0.67%         1.67%          0.42%          1.25%
  Emerging Market Portfolio     1.00%          0.25%         2.96%         4.21%          2.61%          1.60%
MFS VARIABLE INSURANCE
  TRUST (SERVICE CLASS)
  MFS Investors Growth
     Stock Series               0.75%          0.25%         0.17%         1.17%          0.00%          1.17%
  MFS Mid Cap Growth Series     0.75%          0.25%         0.20%         1.20%          0.05%          1.15%
  MFS New Discovery Series      0.90%          0.25%         0.19%         1.34%          0.03%          1.31%
  MFS Total Return Series       0.75%          0.25%         0.14%         1.14%          0.00%          1.14%
PBHG INSURANCE SERIES FUND,
  INC.
  PBHG Technology &
     Telecommunications         0.85%          0.00%         0.20%         1.05%          0.00%          1.05%
STRONG VARIABLE INSURANCE
  FUNDS, INC.
  Strong Mid Cap Growth
     Fund II                    0.75%          0.00%         0.65%         1.40%          0.20%          1.20%
  Strong Opportunity Fund
     II                         0.75%          0.00%         0.65%         1.40%          0.30%          1.10%
VARIABLE INSURANCE PRODUCTS
  FUND SOURCE CLASS 2
  (FIDELITY)
  VIP Contrafund(R)
     Portfolio                  0.58%          0.25%         0.11%         0.94%          0.00%          0.94%
  VIP Mid Cap Portfolio         0.58%          0.25%         0.11%         0.94%          0.00%          0.94%
  VIP Growth Portfolio          0.58%          0.25%         0.10%         0.93%          0.00%          0.93%



  * The investment advisers of certain Funds are voluntarily waiving part or all of their management fees and/or reimbursing certain Funds in order to reduce total Fund expenses.

 ** The inception date of these portfolios is May 1, 2002. Therefore, the Other Expenses, Total Fund Expenses without waivers and Total Fund Expenses with waivers are estimated.



*** Prior to May 1, 2002 the Discovery Portfolio was called the Small Cap Portfolio.



The waivers and reductions are voluntary and may be terminated at any time. If such waivers and/or reductions are terminated, the cost of your contract will increase.



Because of the substantial nature of the surrender charges and other changes in the early years of your contract, it may be possible to have, after deduction of charges, a zero cash surrender value. It is for this reason that the policy is not recommended for short term investment.


In addition to the foregoing charges and deductions, we assess the following three service charges:

     - for partial surrenders the lesser of $25 or 2% of the amount surrendered,

     - up to $15 (currently the charge is $3 and is waived on the first 12 transfers during any contract year) for transfers of accumulation value among the subaccounts and the General Account and,

     - up to $100 (currently no charge is being made) for any special illustration of contract benefits that you may request.

Currently we impose lesser charges for transfers and illustrations, but we only guarantee that such charges will never exceed the amounts stated above. We also reserve the right to assess the assets of each subaccount for any taxes payable by us on account of such assets. Certain expenses and an investment advisory fee will be assessed against Fund assets, as described in the Fund prospectuses.

FEDERAL TAX MATTERS All death benefits paid under the contract will generally be excludable from the beneficiary's gross income for federal income tax purposes. Under current federal tax law, as long as the contract qualifies as a "life insurance contract", any increases in accumulation value attributable to favorable investment performance should accumulate on a tax deferred basis in the same manner as with traditional whole life insurance. Partial withdrawals and surrenders, however, may result in the taxation of the portion of such withdrawals or surrenders drawn from the increase in accumulation value resulting from favorable investment performance. If payments are made in excess of a rate that would pay up a contract after seven level annual payments, there may be taxation of, including a penalty tax on, portions of the proceeds of loans, withdrawals or surrenders.

                                     GROUP


NATIONAL SECURITY LIFE AND ANNUITY COMPANY



We were originally established as an insurance company under the laws of the state of New York in 1973 as The Urbaine Life Reinsurance Company. In 1993, the company was purchased by Security Life of Denver Insurance Company and our name was changed to First ING Life Insurance Company of New York. Pursuant to an agreement executed on May 3, 2001, SMON Holdings, Inc., a Delaware holding company agreed to purchase the company from First ING Life Insurance Company of New York. After the purchase, we changed our name to National Security Life and Annuity Company, Inc. We are licensed to sell insurance in 18 states and the District of Columbia and have assets in excess of $32.5 million and equity in excess of $23 million.


SMON HOLDINGS, INC.

SMON Holdings, Inc. is a Delaware holding company jointly owned by Ohio National Financial Services, Inc., One Financial Way, Cincinnati, Ohio and Security Mutual Life Insurance Company of New York, 100 Court Street, Binghamton, New York.

NATIONAL SECURITY VARIABLE ACCOUNT L (VAL)


We established VAL on January 7, 2002 pursuant to the insurance laws of the State of New York. VAL is registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. Such registration does not involve supervision by the Commission of the management or investment policies of the variable account or of us. Under New York law, VAL's assets are held exclusively for the benefit of contractowners and persons entitled to payments under the contract. VAL's assets are not chargeable with liabilities arising out of our other business.


We keep VAL's assets physically segregated from assets of our General Account. We maintain records of all purchases and redemptions of Fund shares by each of VAL's subaccounts.

VAL has subaccounts corresponding to each of the Funds listed on pages 2 and 3. VAL may in the future add or delete investment subaccounts. Each investment subaccount will invest exclusively in shares representing interests in one of the Funds. The income and realized and unrealized gains or losses on the assets of each subaccount are credited to or charged against that subaccount without regard to income or gains or losses from any other subaccount.

THE FUNDS

The Funds are mutual funds registered under the Investment Company Act of 1940. Fund shares are sold only to insurance company separate accounts to fund variable annuity contracts and variable life insurance policies and, in some cases, to qualified plans. The value of each Fund's investments fluctuates daily and is subject to the risk that Fund management may not anticipate or make changes necessary in the investments to meet changes in economic conditions.

The Funds receive investment advice from their investment advisers. The Funds pay each of the investment advisers a fee as described in the Fund prospectuses. In some cases, the investment adviser pays part of its fee to a subadviser.

Affiliates of certain Funds may compensate us based upon a percentage of the Fund's average daily net assets that are allocated to VAL. These percentages vary by Fund. This is intended to compensate us for administrative and other services we provide to the Funds and their affiliates.

For additional information concerning the Funds, including their investment objectives, see the Fund prospectuses. Read them carefully before investing. They may contain information about other funds that are not available as investment options for your contract. You cannot be sure that any Fund will achieve its stated objectives and policies.

The investment policies, objectives and/or names of some of the Funds may be similar to those of other investment companies managed by the same investment adviser or subadviser. However, similar funds often do not have comparable investment performance. The investment results of the Funds may be higher or lower than those of the other funds.

MIXED AND SHARED FUNDING

In addition to being offered to VAL, certain Fund shares are offered to other insurance company separate accounts and qualified plans. It is conceivable that in the future it may become disadvantageous for one or more of variable life and variable annuity separate accounts, or separate accounts of other life insurance companies, and qualified plans, to invest in Fund shares. Although neither we nor any of the Funds currently foresee any such disadvantage, the Board of Directors or Trustees of each Fund will monitor events to identify any material conflict among different types of owners and to determine if any action should be taken. That could possibly include the withdrawal of participation in a Fund. Material conflicts could result from such things as:

     - changes in state insurance law;

     - changes in federal income tax law;

     - changes in the investment management of any portfolio of one of the Funds, or

     - differences between voting instructions given by different types of contractowners.

                                 DEATH BENEFITS

As long as the contract remains in force we will, upon receipt of due proof of the insured's death, pay the contract proceeds to the beneficiary. The amount of the death benefit payable will be determined as of the date of death, or on the next following valuation date if the date of death is not a valuation date. Unless a settlement option has been or is elected by the owner, the proceeds will be paid according to your beneficiary's selection from the settlement options listed in the contract. We offer both beneficiaries and contractowners a wide variety of settlement options listed in the contract.

The contract provides for two death benefit plans: a level plan ("Plan A") and a variable plan ("Plan B"). Generally, you designate the death benefit plan in your contract application. Subject to certain restrictions, you may change the death benefit plan from time to time. As long as the contract remains in force, the death benefit under either plan will never be less than the stated amount of the contract.

PLAN A -- LEVEL BENEFIT

The death benefit is the greater of:

     - the contract's stated amount on the date of death or

     - the death benefit determined by the corridor percentage test.

The death benefit determined by the corridor percentage test equals the accumulation value of the contract on the date of death plus such accumulation value multiplied by the corridor percentage. The corridor percentage varies with attained age, as indicated in the following table:

               CORRIDOR    ATTAINED    CORRIDOR    ATTAINED    CORRIDOR                    CORRIDOR
ATTAINED AGE  PERCENTAGE     AGE      PERCENTAGE     AGE      PERCENTAGE   ATTAINED AGE   PERCENTAGE
------------  ----------   --------   ----------   --------   ----------   ------------   ----------
40 & below       150%       52            71%        64           22%          91             4%
    41           143        53            64         65           20           92             3%
    42           136        54            57         66           19           93             2%
    43           129        55            50         67           18           94             1%
    44           122        56            46         68           17       95 & above         0%
    45           115        57            42         69           16
    46           109        58            38         70           15
    47           103        59            34         71           13
    48            97        60            30         72           11
    49            91        61            28         73            9
    50            85        62            26         74            7
    51            78        63            24       75-90           5

Illustration of Plan A. Assume that the insured's attained age at time of death is 40 and that the stated amount of the contract is $100,000.

Under these circumstances, any time the accumulation value of the contract is less than $40,000, the death benefit will be the stated amount. However, any time the accumulation value exceeds $40,000, the death benefit will be greater than the contract's $100,000 stated amount due to the corridor percentage test. This is because the death benefit for an insured who dies at age 40 must be at least equal to the accumulation value plus 150% of the accumulation value. Consequently, each additional dollar added to accumulation value above $40,000 will increase the death benefit by $2.50. Similarly, to the extent accumulation value exceeds $40,000, each dollar taken out of accumulation value will reduce the death benefit by $2.50. If, for example, the accumulation value is reduced from $48,000 to $40,000, the death benefit will be reduced from $120,000 to $100,000. However, further reductions in the accumulation value below the $40,000 level will not affect the death benefit so long as the reductions are due to performance. Reductions due to surrenders, loans and partial surrenders do affect the death benefit.

In the foregoing example, the breakpoint of $40,000 of accumulation value for using the corridor percentage test to calculate the death benefit was determined by dividing the $100,000 stated amount by 100% plus 150% (the corridor percentage at age 40, as shown in the table above). For your contract, you may make the corresponding determination by dividing your stated amount by 100% plus the corridor percentage for your age (see the table above). The calculation will yield a dollar amount which will be your breakpoint for using the corridor percentage test. If your accumulation value is greater than such dollar figure, your death benefit will be determined by the corridor percentage test. If it is less, your death benefit will be your stated amount.

PLAN B -- VARIABLE BENEFIT

The death benefit is equal to the greater of:

     - the stated amount plus the accumulation value on the date of death or

     - the death benefit determined by the corridor percentage as described above and using the foregoing table of corridor percentages.

Illustration of Plan B. Again assume that the insured's attained age at the time of death is 40 and that the stated amount of the contract is $100,000.

Under these circumstances, a contract with accumulation value of $20,000 will have a death benefit of $120,000 ($100,000 + $20,000). An accumulation value of $60,000 will yield a death benefit of $160,000 ($100,000 + $60,000). The death benefit under this illustration, however, must be at least equal to the accumulation value plus 150% of the contract's accumulation value. As a result, if the accumulation value of the contract exceeds $66,667, the death benefit will be greater than the stated amount plus accumulation value. Each additional dollar of accumulation value above $66,667 will increase the death benefit by $2.50. Under this illustration, a contract with an accumulation value of $80,000 will provide a death benefit of $200,000 ($80,000 + (150% (LOGO) $80,000)).
Similarly, to the extent that accumulation value exceeds $66,667, each dollar taken out of accumulation value reduces the death benefit by $2.50. If, for example, the accumulation value is reduced from $80,000 to $68,000, the death benefit will be reduced from $200,000 to $170,000.

In the foregoing example, the breakpoint of $66,667 of accumulation value for using the corridor percentage test to calculate the death benefit was determined by dividing the $100,000 stated amount by 150% (the corridor percentage at age 40, as shown in the table above). For your contract, you may make the corresponding determination by dividing your stated amount by the corridor percentage for your age (see the table above). The calculation will yield a dollar amount which will be your breakpoint for using the corridor percentage test. If your accumulation value is greater than such dollar figure, your death benefit will be determined by the corridor percentage test. If it is less, your death benefit will be your stated amount plus your accumulation value.

CHANGE IN DEATH BENEFIT PLAN

Generally, after the second contract year, you may change your death benefit plan on any process day by sending a written request to us at our Administrative Office. Changing death benefit plans from Plan B to Plan A will not require evidence of insurability. Changing death benefit plans from Plan A to Plan B may require evidence of insurability. The effective date of any such change will be the process day on or following the date of receipt of your request.

As a general rule, when you wish to have favorable investment performance reflected in higher accumulation value, you should elect the Plan A death benefit. Conversely, when you wish to have favorable investment performance reflected in increased insurance coverage, you should generally elect the Plan B death benefit.

If you change your death benefit plan from Plan B to Plan A, your stated amount will be increased by the amount of your accumulation value to equal the death benefit which would have been payable under Plan B on the effective date of the change. For example, a Plan B contract with a $100,000 stated amount and $20,000 accumulation value ($120,000 death benefit) would be converted to a Plan A contract with $120,000 stated amount. Again, the death benefit would remain the same on the effective date of the change.

A change in the death benefit option will not alter the amount of the accumulation value or the death benefit payable under the contract on the effective date of the change. However, switching between the variable and the level plans will alter your insurance program with consequent effects on the level of your future death benefits, accumulation values and premiums. For a given stated amount, the death benefit will be greater under Plan B than under Plan A, but the monthly deduction will be greater under Plan B than under Plan
A. Furthermore, assuming your accumulation value continues to increase, your future cost of insurance charges will be higher after a change from Plan A to Plan B and lower after a change from Plan B to Plan A. If your accumulation value decreases in the future, the opposite will be true. Changes in the cost of insurance charges have no effect on your death benefit under Plan A. Under Plan B, however, increased cost of insurance charges will reduce the future accumulation value and death benefit to less than they otherwise would be.

DEATH BENEFIT GUARANTEE

We guarantee that the contract will not lapse during the death benefit guarantee period provided you pay the Minimum Premium. (See "Premiums -- Minimum Premiums.") Accordingly, as long as the death benefit guarantee is in effect, the contract will not lapse even if, because of adverse investment performance, the cash surrender value falls below the amount needed to pay the next monthly deduction.

If on any process day the minimum premium requirement is not met, we will send you a notice of the required payment. If we do not receive the required payment within 61 days of the date of the mailing of such notice, the death benefit guarantee will no longer be in effect. Generally, the death benefit guarantee may not be reinstated once it has been lost. However, we may at our discretion permit you to reinstate the death benefit guarantee if you:

     - double your stated amount or

     - increase your stated amount by $100,000 or more.

A new Minimum Premium will be required to maintain the reinstated death benefit guarantee.

CHANGES IN STATED AMOUNT

Subject to certain limitations, you may at any time after the first contract year increase your contract's stated amount or decrease your stated amount by sending us a written request. We may limit you to two such changes in each contract year. Any change must be of at least $5,000. The effective date of the increase or decrease will be the process day on or following approval of the request. A change in stated amount will affect the monthly insurance charges and surrender charges.

Increases. An increase is treated in a similar manner to the purchase of a new contract. To obtain an increase, you must submit a supplemental application to us with satisfactory proof of insurability. Depending on your accumulation value, you may or may not have to pay additional premiums to obtain an increase. If you must pay an additional premium, we must receive it by the effective date of the increase.

After an increase, a portion of premium payments will be allocated to such increase. The amount so allocated will bear the same relationship to total premium payments as the guideline annual premium for such increase bears to the guideline annual premium for your initial stated amount plus the guideline annual premiums for all increases.

Only the increase in stated amount will be subject to the additional surrender charge.

With respect to premiums allocated to an increase, you will have the same free look and conversion rights with respect to an increase as with the initial purchase of your contract.

Decreases. You may decrease your stated amount after the first contract year from the issue date or the date of any increase, subject to the following limitations:

     - The stated amount after any requested decrease may not be less than the minimum stated amount of $100,000. The stated amount may be lower in states other than New York.

     - We will not permit a decrease in stated amount if the contract's cash value is such that reducing the stated amount would cause the death benefit after the decrease to be determined by the corridor percentage test.

     - We will not permit a decrease in stated amount if the decrease would disqualify the contract as life insurance under the Code.

If you decrease your stated amount, we will deduct any applicable surrender charge from your accumulation value. For purposes of calculating the amount of that surrender charge and the cost of insurance charge on your remaining coverage, a decrease in stated amount will reduce your existing stated amount in the following order:

     - the stated amount provided by your most recent increase,

     - your next most recent increases successively, and

     - your initial stated amount.

                               ACCUMULATION VALUE

Your contract provides certain accumulation value benefits. Subject to certain limitations, you may obtain access to the accumulation value of your contract. You may borrow against your contract's loan value and you may surrender your contract in whole or in part.

The accumulation value of your contract is the sum of the accumulation values in the subaccounts, the General Account and the loan collateral account. The following discussion relates only to the variable subaccounts of VAL. The General Account and the loan collateral account are discussed elsewhere in this prospectus.

DETERMINATION OF VARIABLE ACCUMULATION VALUES

Your accumulation value in VAL may increase or decrease depending on the investment performance of the subaccounts you choose. There is no guaranteed minimum accumulation value in VAL.

The accumulation value of your contract will be calculated initially on the later of the issue date or when we first receive a premium payment. After that, it is calculated on each valuation date. On the initial valuation date, your accumulation value will equal the initial premium paid minus the premium expense charge and the first monthly deduction. On each subsequent valuation date, your accumulation value will be (1) plus any transactions referred to in (2), (3) and (4) and minus any transactions referred to in (5), (6) and
(7) which occur during the current valuation period, where:

     (1) is the sum of each subaccount's accumulation value as of the previous valuation date multiplied by each subaccount's net investment factor for the current valuation period;

     (2) is net premiums allocated to VAL;

     (3) is transfers from the loan collateral account as a result of loan repayments and reallocations of accumulation value from the general account;

     (4) is interest on the loan collateral account credited to the variable subaccounts;

     (5) is transfers to the loan collateral account in connection with contract loans and reallocations of accumulation value to the general account;

     (6) is any partial surrender made (and any surrender charge imposed); and

     (7) is the monthly deduction.

ACCUMULATION UNIT VALUES

We use accumulation units as a measure of value for bookkeeping purposes. When you allocate net premiums to a subaccount, we credit your contract with accumulation units. In addition, other transactions, including loans, partial and full surrenders, transfers, surrender and service charges, and monthly deductions, affect the number of accumulation units credited to your contract. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the unit value of the affected subaccount. We determine the unit value of each subaccount on each valuation date. The number of units so credited or debited will be based on the unit value on the valuation date on which the premium payment or transaction request is received by us at our Administrative Office. The number of units credited will not change because of subsequent changes in unit value. The dollar value of each subaccount's units will reflect asset charges and the investment performance of the corresponding portfolio of the Funds.

The accumulation unit value of each subaccount's unit initially was $10. The unit value of a subaccount on any valuation date is calculated by multiplying the subaccount unit value on the previous valuation date by its net investment factor for the current valuation period.

NET INVESTMENT FACTOR

We use a net investment factor to measure investment performance of each subaccount and to determine changes in unit value from one valuation period to the next. The net investment factor for a valuation period is (a) divided by (b) minus (c) where:

     (a) is (i) the value of the assets of the subaccount at the end of the preceding valuation period, plus (ii) the investment income and capital gains, realized or unrealized, credited to the assets of the subaccount during the valuation period for which the net investment factor is being determined, minus, (iii) any amount charged against the subaccount for taxes or any amount set aside during the valuation period by us to provide for taxes we determine are attributable to the operation or maintenance of that subaccount (currently there are no such taxes);

     (b) is the value of the assets of the subaccount at the end of the preceding valuation period; and

     (c) is a charge no greater than 0.0020471% on a daily basis. This corresponds to 0.75% on an annual basis for mortality and expense risks. This amount will be reduced in contract years 11 and later. This reduction in later years is accomplished by deducting the normal .0020471% mortality and expense charge on a daily basis, and then at each contract monthaversary we credit back to the policy an amount equal to an annualized rate of 0.55% of the assets in your variable subaccounts at the end of each month. Because the charges are deducted at different times (monthly versus daily), the resulting charge may vary slightly, but will be an annualized rate of approximately 0.20%.

LOANS

After the first contract year, you may borrow up to the loan value of your contract. The loan value is the cash surrender value less the cost of insurance charges on your contract to the end of the current contract year. The loan value will never be less than 90% of the cash surrender value. We will generally distribute the loan proceeds to you within seven days from receipt of your request for the loan at our Administrative Office, although payment of the proceeds may be postponed under certain circumstances. (See "General
Provisions -- Postponement of Payments".) In some circumstances, loans may involve tax liability. (See "Federal Tax Matters".)

When a loan is made, accumulation value in an amount equal to the loan will be taken from the General Account and each subaccount in proportion to your accumulation value in the General Account and each subaccount. This value is then held in the loan collateral account and earns interest at an effective rate guaranteed to be at least 4% per year. Such interest is credited to the subaccounts and the General Account in accordance with the premium allocation then in effect.

We charge you interest on loans you take from your contract values. The rate we deduct from your loan proceeds is 5.0%. This amount is equivalent to an annual rate of 5.26% if the interest was paid at the end of the year. When we make a loan, we add to the amount of the loan the interest covering the period until the end of the contract year. At the beginning of each subsequent contract year, if you fail to pay the interest in cash, we will transfer sufficient accumulation value from the General Account and each subaccount to pay the interest for the following contract year. The allocation will be in proportion to your accumulation value in each subaccount.

You may repay a loan at any time, in whole or in part, before we pay the contract proceeds. When you repay a loan, interest already charged covering any period after the repayment will reduce the amount necessary to repay the loan. Premiums paid in excess of any planned premiums when there is a loan outstanding will be first applied to reduce or repay such loan, unless you request otherwise. Upon repayment of a loan, the loan collateral account will be reduced by the amount of the repayment and the repayment will be allocated first to the General Account, until the amount borrowed from the General Account has been repaid. Unless we are instructed otherwise, the balance of the repayment will then be applied to the subaccounts and the General Account according to the premium allocation then in effect.


Any outstanding contract indebtedness will be subtracted from the proceeds payable at the insured's death and from cash surrender value upon complete surrender or maturity. Borrowing from the contract increases the possibility of the contract lapsing.


A loan, whether or not repaid, will have a permanent effect on a contract's cash surrender value (and the death benefit under Plan B contracts) because the investment results of the subaccounts will apply only to the amount remaining in the subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited upon the amount of the loan while the loan is outstanding, contract values will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, contract values will be higher than they would have been had no loan been made.


Certain policy loans may result in currently taxable income and tax penalties. If you are considering the use of policy loans as retirement income, you should consult your personal tax adviser regarding potential tax consequences that may arise if you do not make necessary payments to keep the policy from lapsing. The amount of the premium payments necessary to keep the policy from lapsing will increase with your age.

PREFERRED LOANS

A preferred loan is available at any time on or after the 10th contract anniversary. In the first contract year in which you take a preferred loan, the maximum preferred loan available is 10% of the gross loan value. The gross loan value is the Cash Surrender Value minus an amount to cover monthly charges to the next policy anniversary. In later contract years, you may increase your preferred loan by an amount not greater than 10% of the gross loan value. The total amount of the preferred loan amount may never exceed the gross loan value. Loan interest on preferred loans is payable in advance at a rate of 3.846%. This amount is equivalent to an annual rate of 4% if the interest were paid at the end of the year. The interest rate credited to the accumulation value equal to the loaned amount under this preferred loan provision is 4.00%.


While Preferred Loans are not currently taxable, should there be a change in the law, Preferred Loans may become subject to tax and penalties as distributions, not loans, from the policy.


SURRENDER PRIVILEGES

As an alternative to obtaining access to your accumulation value by using the loan provisions described above, you may obtain your Cash Surrender Value by exercising your surrender or partial surrender privileges. Surrenders, however, may involve tax liability.

You may surrender your contract in full at any time by sending a written request together with the contract to our Administrative Office. The cash surrender value of the contract equals the accumulation value less any applicable surrender charges. Upon surrender, the amount of any outstanding loans will be deducted from the cash surrender value to determine the proceeds. The proceeds will be determined on the valuation date on which the request for a surrender is received in good order. Proceeds will generally be paid within seven days of receipt of a request for surrender.

After the first year after the issue date, you may obtain a portion of your accumulation value upon partial surrender of the contract. Partial surrenders cannot be made more than twice during any contract year. The amount of any partial surrender may not exceed the cash surrender value, minus:

     - any outstanding contract indebtedness,

     - an amount sufficient to cover the next two monthly deductions and

     - the service charge of $25 or 2% of the amount surrendered, if less.

We will reduce the accumulation value of your contract by the amount of any partial surrender. In doing so, we will deduct the accumulation value taken by a partial surrender from each increase and your initial stated amount in proportion to the amount such increases and initial stated amount bear to the total stated amount.

Under Plan A, a partial surrender reduces your stated amount. Such a surrender will result in a dollar for dollar reduction in the death proceeds except when the death proceeds of your contract are determined by the corridor percentage test. The stated amount remaining after a partial surrender may be no less than the minimum stated amount of $100,000. The stated amount may be lower in states other than New York. If increases in stated amount have occurred previously, a partial surrender will first reduce the stated amount of the most recent increase, then the next most recent increases successively, then the initial stated amount.

Under Plan B, a partial surrender reduces your accumulation value. Such a reduction will result in a dollar for dollar reduction in the death proceeds except when the death proceeds are determined by the corridor percentage test. Because the Plan B death benefit is the sum of the accumulation value and stated amount, a partial surrender under Plan B does not reduce your stated amount but instead reduces accumulation value.

If the proceeds payable under either death benefit option both before and after the partial surrender are determined by the corridor percentage test, a partial surrender generally will result in a reduction in proceeds equal to the amount paid upon such surrender plus such amount multiplied by the applicable corridor percentage.

During the first 15 contract years and for 15 years after the effective date of an increase, a partial surrender charge in addition to the service charge of the lesser of $25 or 2% of the amount surrendered will be made on the amount of partial surrenders in any contract year that exceeds 10% of the cash surrender value as of the end of the previous contract year.

MATURITY

We will pay you your accumulation value, reduced by any outstanding contract indebtedness, on the maturity date. The maturity date is listed on the specification page and is generally the end of the contract year nearest your 100th birthday. If we consent, you may instead continue your contract as an extended endowment after the maturity date. In such case, the death benefit after the maturity date will equal your contract's cash surrender value.

                                    PREMIUMS

PURCHASING A CONTRACT


To purchase a contract, you must complete an application and submit it to us at our Administrative Office through the agent or representative selling the contract. Generally, we will not issue a contract to a person older than age 80, but we may do so at our sole discretion. Non-smoker rates are available if you are age 18 or over. We will only issue contracts with stated amounts of $100,000 or more. We may issue contracts with a lower stated amount in states other than New York. All applications require evidence of insurability. Acceptance of any application is subject to our insurance underwriting rules. The review period for routine applications will generally last one week. Approval of applications that require supplemental medical information, however, may be delayed six weeks or more while such information is obtained and reviewed.


You must pay an initial premium in order for your contract to take effect. The contract takes effect as of the contract date. However, if you pay the initial premium at the time you submit your application, we will, pursuant to the Limited Temporary Insurance Agreement contained in such application, provide you with insurance coverage equal to your stated amount (up to $1,000,000) for a period of up to 60 days, starting on the later of the date of your application and the date you complete any required medical examination and ending on the date we approve or reject your application. We do not pay interest on initial premiums during the review period.

The contract date will be the same as the issue date, except in the case of a backdated contract where the contract date will be earlier than the issue date. At your request, we will backdate a contract as much as six months where permitted by state law. This procedure may be to your advantage where backdating will lower your age at issue and thereby lower your cost of insurance and surrender charges which are scaled by age. A backdated contract will be treated as though it had been in force since the contract date. Consequently, the initial premium required for a backdated contract will be larger than for a contract which is not backdated because you must pay the minimum premium, pay monthly deductions and pay all other charges associated with the contract for the period between the contract date and the issue date.

On the later of the issue date and the date we receive your initial premium, net premiums are allocated to the Money Market subaccount. On the first process day following the issue date or, if later, when we receive your initial premium, such net premiums will be allocated among the subaccounts and the General Account in accordance with your instructions as indicated in your application.

If we reject your application during the review period, we will refund to you all amounts you have paid under the contract. If you choose to cancel your contract during the free look period, we will refund the premiums you have paid, or the contract value, depending on your state's laws.

PAYMENT OF PREMIUMS

We allocate premium payments to the various subaccounts and to the General Account the same day if received by us at our Administrative Office before 4:00 p.m. Eastern time. If a premium payment is dishonored, you will be liable to us for any changes in the market value between the date received and the date we are notified that the payment was dishonored. We will deduct any amount due for this reason from your contract value.

Unlike a traditional insurance policy, the contract does not require a fixed schedule of premium payments. Within certain limits, you may determine the amount and timing of your premium payments. As described below, such limits include an initial premium requirement and a minimum premium requirement. Your contract specification page will also include a schedule of planned premiums.

INITIAL PREMIUMS

You must pay an initial premium before we will make your contract effective. This premium may be submitted with your contract application or sent directly to us at our Administrative Office. The amount of the initial premium will be at least one monthly minimum premium. The initial premium for a backdated contract may be substantially greater.

MINIMUM PREMIUMS

You must pay the minimum premium to keep the death benefit guarantee in effect. Failure to make premium payments sufficient to maintain the death benefit guarantee will not necessarily cause your contract to lapse. However, once the death benefit guarantee does not apply to your contract, it may not be reinstated.

To pay the minimum premium, you must have paid at any time cumulative premiums, less any partial surrenders and contract indebtedness, equal to the monthly minimum premium multiplied by the number of contract months the contract has been in effect. The monthly minimum premium indicated on the contract specification page will remain a level amount until the end of the death benefit guarantee period.

PLANNED PREMIUMS

When you purchase a contract, you will be asked to adopt a planned premium schedule. The schedule is a planning device which indicates the level of premiums you intend to pay under the contract. You are not required to adhere to it. You may adopt, in consultation with your agent, any planned premium schedule that you wish. The amount of scheduled payments, however, should generally be set between the minimum premium necessary to keep the death benefit guarantee in effect and the maximum premium permitted for your contract to qualify as life insurance under the Code. The guideline annual premium is a level amount which should provide the benefits under the contract through age 100 and is based on guaranteed assumptions with respect to expenses and cost of insurance charges and investment performance of 4%.

In choosing your planned premium schedule, you will need to make a judgment as to the long-term rate of investment return which you expect under the contract. The higher your assumption as to the long-term rate of investment return, the lower your planned premium needs to be for a given insurance objective, and vice versa. There is no assurance that your planned premiums will provide the death proceeds or other benefits sought under the contract. By definition, the value of such benefits depends on the investment performance of the subaccounts which cannot be predicted. In any event, you may need to pay greater or lesser premiums than are indicated in the planned premium schedule to attain your insurance objectives.

We will furnish you an annual report which will show personalized hypothetical illustrations of your contract values under various performance scenarios and assumed rates of return one year from the date of the report based on planned premiums, guaranteed cost of insurance and guaranteed interest with respect to the general account. We may charge for this report.

As previously indicated, at any time you may pay more or less than the amount indicated in the planned premium schedule. We may at our discretion, however, refuse to accept any premium payment of less than $25 or so large that it would cause the contract, without an increase in death benefit, to be disqualified as life insurance or to be treated as a Modified Endowment Contract under federal law.

ALLOCATION OF PREMIUMS

In the contract application, you may direct the allocation of your net premium payments among up to 10 of the subaccounts of VAL and the General Account. Your initial allocation will take effect on the first process day following the issue date or, if later, when we receive your initial premium payment. Pending such allocation, net premiums will be held in the Money Market subaccount. If you fail to indicate an allocation in your contract application, we will leave your net premiums in the Money Market subaccount until we receive allocation instructions. The amount allocated to any subaccount or the General Account must equal a whole percentage. You may change the allocation of your future net premiums at any time upon written notice to us. Premiums allocated to an increase will be credited to the subaccounts and the General Account in accordance with your premium allocation then in effect on the later of the date of the increase or the date we receive such a premium.

TRANSFERS

You may transfer the accumulation value of your contract among the subaccounts of VAL and to the General Account at any time. Each amount transferred must be at least $300 unless a smaller amount constitutes the entire accumulation value of the subaccount from which the transfer is being made, in which case you may only transfer the entire amount. There is a service charge of $3 for each transfer, but we are presently waiving that charge for the first twelve transfers during a contract year. Such fee is guaranteed not to exceed $15 per transfer in the future.

Transfers from the General Account to the subaccounts are subject to additional restrictions. No more than 25% of the accumulation value in the General Account as of the end of the previous contract year, or $1,000, if greater, may be transferred to one or more of the subaccounts in any contract year.

To the extent that transfers, surrenders and loans from a subaccount exceed net purchase payments and transfers into that subaccount, securities of the corresponding portfolio of the Fund may have to be sold. Excessive sales of a portfolio's securities on short notice could be detrimental to that portfolio and to contractowners with values allocated to the corresponding subaccount. To protect the interests of all contractowners we may limit the number, frequency, method or amount of transfers. Transfers from any Fund on any one day may be limited to 1% of the previous day's total net assets of that Fund if we or the Fund, in our or their discretion, believe that the Fund might otherwise be damaged.

If and when transfers must be so limited, some transfer requests will not be made. In determining which requests will be made, scheduled transfers will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone and facsimile requests in the order received. If your transfer requests are not made, we will notify you. Current rules of the Commission preclude us from processing at a later date those requests that were not made. Accordingly, a new transfer request would have to be submitted in order to make a transfer that was not made because of these limitations.

ELECTRONIC ACCESS



Electronic access is not available on New York contracts. For contracts issued in other states, if you give us a pre-authorization form, your contract and unit values and interest rates can be checked and transfers may be made by telephoning our administrative office between 7:00 a.m. and 8:00 p.m. (Eastern time) on days that we are open for business, at 1-877-446-6060 or by accessing our web site at any time at www.nslac.com. You may only make one electronic or telephone (collectively, "electronic") transfer per day. We will honor pre-authorized electronic transfer instructions from anyone who provides the personal identifying information requested. We will not honor electronic transfer requests after we receive notice of your death. For added security, we send the contract owner a written confirmation of all electronic transfers on the next business day. However, if we cannot complete a transfer as requested, our customer service representative will contact the owner in writing sent within 48 hours of the electronic request. YOU MAY THINK THAT YOU HAVE LIMITED THIS ACCESS TO YOURSELF, OR TO YOURSELF AND YOUR REPRESENTATIVE. HOWEVER, ANYONE GIVING US THE NECESSARY IDENTIFYING INFORMATION CAN USE ELECTRONIC ACCESS ONCE YOU AUTHORIZE IT.


LAPSE

Provided you pay the minimum premium and thereby keep the death benefit guarantee in effect, your contract will not lapse during the death benefit guarantee period. If you fail to pay the minimum premium and, as a result, the death benefit guarantee is not in effect, the contract will remain in force as long as the cash surrender value less any contract indebtedness is sufficient to pay the next monthly deduction. If the cash surrender value less any contract indebtedness is insufficient to pay the next monthly deduction, you will be given a 61 day grace period within which to make a premium payment to avoid lapse. The premium required to avoid lapse will be equal to the amount needed to allow the cash surrender value less any contract indebtedness to cover the monthly deduction for two contract months. This required premium will be indicated in a written notice which we will send to you at the beginning of the grace period. The grace period begins when we mail the notice. The contract will continue in force throughout the grace period, but if the required premium is not received, the contract will terminate without value at the end of the grace period. If you die during the grace period, the death benefit will be reduced by the amount of any unpaid monthly deduction. However, the contract will never lapse due to insufficient cash surrender value as long as the death benefit guarantee is in effect.

REINSTATEMENT

If the contract lapses, you may apply for reinstatement anytime within five years. Your contract will be reinstated if you supply proof of insurability and pay the monthly cost of insurance charges from the grace period plus a reinstatement premium. The reinstatement premium, after deduction of the premium expense charge, must be sufficient to cover the monthly deduction for two contract months following the effective date of reinstatement. If a loan was outstanding at the time of lapse, we will require reinstatement or repayment of the loan and accrued interest at 6% per year before permitting reinstatement of the contract.

CONVERSION


Once during the first two years following the issue date and the date of any increase in stated amount, you may convert your contract or increase, as applicable, to a fixed benefit flexible premium policy by transferring all of your accumulation value to the General Account. After such a transfer, values and death benefits under your contract will be determinable and guaranteed. Accumulation values will be determined as of the date we receive a conversion request at our Administrative office. There will be no change in stated amount as a result of the conversion and no evidence of insurability is required. Outstanding loans need not be repaid in order to convert your contract. Transfers of accumulation value to the General Account in connection with such a conversion will be made without charge.

FREE LOOK


You have a limited right to cancel your contract or any increase in stated amount. We will cancel the contract or increase if you notify us or our agent within 20 days from the date you receive the contract or increase. Some states may require a longer period of time to review your contract. Within seven days after we receive your notice to cancel, we will return all of the money you paid for the cancelled contract or increase, or the contract value, depending on your state's laws.


                             CHARGES AND DEDUCTIONS

We make charges against or deductions from premium payments, accumulation values and contract surrenders in the manner described below.

PREMIUM EXPENSE CHARGE

Each premium payment is subject to a premium expense charge. The premium expense charge is deducted in proportion to your current premium allocation choices. The premium expense charge has two components:

Distribution Charge. The contract is subject to a charge of 4.9% of premiums paid in the first 10 years reducing to 3.9% in years 11 and later. This charge is intended to help defray the costs attributable to this contract including distribution, printing and advertising.

State Premium Tax. Your premium payments will be subject to a 2% charge intended to cover state premium and other taxes.

National Security may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. However, if they increase, charges for such taxes may be made.

MONTHLY DEDUCTION

As of the contract date and each subsequent process day, we will deduct from the accumulation value of your contract and in proportion to the values in your various subaccounts and the General Account, a monthly deduction to cover certain charges and expenses incurred in connection with the contract.

The monthly deduction consists of:

     - the cost of insurance,

     - an administration charge of $7 for the cost of establishing and maintaining contract records and processing applications and notices,

     - a risk charge for the risk associated with the death benefit guarantee, and

     - the cost of additional insurance benefits provided by rider.

Your cost of insurance is determined on a monthly basis, and is determined separately for your initial stated amount and each subsequent increase in the stated amount. The monthly cost of insurance rate is based on your sex, attained age, and rate class. The cost of insurance is calculated by multiplying (i) by the result of (ii) minus (iii), where:

(i) is the cost of insurance rate as described in the contract. Such actual cost will be based on our expectations as to future mortality experience. It will not, however, be greater than the guaranteed cost of insurance rates set forth in the contract. Such rates for smokers and non-smokers are based on the 1980 Commissioner's Standard Ordinary, Male or Female, Smoker or Nonsmoker, age near birthday mortality table. The cost of insurance charge is guaranteed not to exceed such table rates for the insured's risk class;

(ii) is the death benefit at the beginning of the contract month divided by 1.0032737; and

(iii) is accumulation value at the beginning of the contract month.

In connection with certain employer-related plans, cost of insurance rates may not be based on sex.

RISK CHARGE


Against the assets of the variable subaccounts, and in proportion to your values in the various subaccounts, we assess a daily charge equal to .0020471% (equal to approximately .75% on an annual basis) of such assets for the first 10 contract years to compensate us for assuming certain mortality and expense risks. This amount effectively decreases to an approximate annual rate of 0.20% starting in the 11th contract year and later.


This reduction in later years is accomplished by deducting the normal .0020471% mortality and expense charge on a daily basis, and then at the end of each monthaversary we credit back to the policy an amount equal to an annualized rate of 0.55% of the assets in your variable subaccounts at the end of each month. Because the charges are deducted at different times (monthly versus daily), the resulting charge may vary slightly, but will be approximately 0.20%.

SURRENDER CHARGE

After the free look period and during the early years of your contract and following any increase in stated amount, a surrender charge is assessed in connection with all complete surrenders, all lapses, all decreases in stated amount and certain partial surrenders.

If you surrender your contract in full or it lapses when a surrender charge applies, we will deduct the total charge from your accumulation value. If you decrease the stated amount of your contract while a surrender charge applies, your accumulation value will be charged with the portion of the total surrender charge attributable to the stated amount cancelled by the decrease.

The following is a chart showing the maximum surrender charge applicable to the contract. Because the surrender charge is based on your age, sex, rating classification and the length of time you have held your policy, your actual surrender charge may be significantly less.

        MAXIMUM SURRENDER CHARGES PER $1,000 OF STATED AMOUNT
        -----------------------------------------------------
                  MALE                       FEMALE
        -------------------------   -------------------------
 AGE     NONSMOKER       SMOKER      NONSMOKER       SMOKER
 ---    ------------   ----------   ------------   ----------
 0-20     $ 15.19       $ 16.73       $ 14.29       $ 15.24
21-30     $ 16.98       $ 19.67       $ 15.29       $ 16.78
31-40     $ 19.37       $ 24.96       $ 17.48       $ 20.07
41-50     $ 24.76       $ 34.23       $ 20.87       $ 24.86
51-60     $ 32.84       $ 47.49       $ 25.36       $ 30.84
61-70     $ 67.84       $ 81.30       $ 48.39       $ 57.27
71-80     $117.90       $132.66       $100.55       $106.53


To these maximum amounts, there is an additional $200.00 per policy charge and a $.04 charge per $1,000.00 of stated amount for policies with a stated amount equal to or over $500,000.00.


Partial surrenders in any contract year totaling 10% or less of the cash surrender value of your contract as of the end of the previous contract year are not subject to any surrender charge. Partial surrenders in any contract year in excess of 10% of the cash surrender value of your contract as of the end of the previous contract year will be subject to that percentage of the total surrender charges that is equal to the percentage of cash surrender value withdrawn minus 10%.


For example, assume a contract which now has, and at the end of the previous contract year had, an accumulation value of $11,100 and a surrender charge of $1,100 including the $200 per policy charge. Your surrender charge may be a higher or lower percentage of your accumulation value. These amounts were chosen at random to illustrate how the surrender charge is applied to partial surrenders. The cash surrender value of the contract is therefore $10,000. If you decide to withdraw 25% of such cash surrender value ($2,500), we will impose a charge equal to 15% (25% minus 10%) of the total surrender charge (.15 x $1,100 = $165) and reduce your accumulation value by that amount, as well as by the $2,500 you withdrew.


SERVICE CHARGES


A charge (currently $3 and guaranteed not to exceed $15) will be imposed on each transfer of accumulation values among the subaccounts of the variable account and the General Account. Currently, the Company is not assessing this charge on the first twelve transfers made in any contract year. For partial surrenders, a service fee will be charged equal to the lesser of $25 or 2% of the amount surrendered. A fee, not to exceed $100, is charged for any illustration of benefits and values that you may request after the issue date.


OTHER CHARGES

We may also charge the assets of each subaccount and the general account to provide for any taxes that may become payable by us in respect of such assets. Under current law, no such taxes are anticipated. In addition, the Funds pay certain expenses that affect the value of your contract. The principal expenses at the Fund level are an investment advisory fee and Fund operating expenses. The Funds pay their Advisers annual fees on the basis of each portfolio's average daily net assets during the month for which the fees are paid.

The total expenses of each of the Funds in 2001, as a percent of the Fund's net assets, were:





                                                                       TOTAL FUND
                                                                        EXPENSES         TOTAL        TOTAL FUND
                                                                         WITHOUT        WAIVERS        EXPENSES
                             MANAGEMENT    DISTRIBUTION     OTHER      WAIVERS OR         AND        WITH WAIVERS
                                FEES       (12B-1) FEES    EXPENSES    REDUCTIONS     REDUCTIONS*    OR REDUCTIONS
                             ----------    ------------    --------    -----------    -----------    -------------
OHIO NATIONAL FUND
  Money Market Portfolio        0.30%          0.00%         0.12%         0.42%          0.04%          0.38%
  Equity Portfolio              0.80%          0.00%         0.13%         0.93%          0.00%          0.93%
  Bond Portfolio                0.62%          0.00%         0.13%         0.75%          0.00%          0.75%
  Omni Portfolio                0.58%          0.00%         0.18%         0.76%          0.00%          0.76%
  S&P 500 Index Portfolio       0.37%          0.00%         0.15%         0.52%          0.00%          0.52%
  International Portfolio       0.88%          0.00%         0.37%         1.25%          0.05%          1.20%
  International Small
     Company Portfolio          0.98%          0.00%         0.81%         1.79%          0.00%          1.79%
  Capital Appreciation
     Portfolio                  0.80%          0.00%         0.13%         0.93%          0.00%          0.93%
  Discovery Portfolio***        0.79%          0.00%         0.17%         0.96%          0.00%          0.96%
  Aggressive Growth
     Portfolio                  0.78%          0.00%         0.26%         1.04%          0.00%          1.04%
  Growth & Income Portfolio     0.85%          0.00%         0.15%         1.00%          0.00%          1.00%
  Capital Growth Portfolio      0.89%          0.00%         0.17%         1.06%          0.00%          1.06%
  High Income Bond
     Portfolio                  0.75%          0.00%         0.40%         1.15%          0.00%          1.15%
  Equity Income Portfolio       0.75%          0.00%         0.28%         1.03%          0.00%          1.03%
  Blue Chip Portfolio           0.90%          0.00%         0.30%         1.20%          0.00%          1.20%
  Core Growth Portfolio         0.90%          0.00%         0.28%         1.18%          0.00%          1.18%
  Social Awareness
     Portfolio                  0.59%          0.00%         0.72%         1.31%          0.00%          1.31%
  Nasdaq 100 Index
     Portfolio                  0.75%          0.00%         0.30%         1.05%          0.30%          0.75%
  Bristol Portfolio             0.80%          0.00%         0.40%**       1.20%**        0.00%          1.20%**
  Bryton Growth Portfolio       0.85%          0.00%         0.45%**       1.30%**        0.00%          1.30%**
GOLDMAN SACHS
  Goldman Sachs Growth and
     Income Fund                0.75%          0.00%         0.42%         1.17%          0.17%          1.00%
  Goldman Sachs CORE U.S.
     Equity Fund                0.70%          0.00%         0.12%         0.82%          0.01%          0.81%
  Goldman Sachs Capital
     Growth Fund                0.75%          0.00%         0.94%         1.69%          0.69%          1.00%
J.P. MORGAN SERIES TRUST II
  J.P. Morgan Mid Cap Value
     Portfolio                  0.70%          0.00%         9.92%        10.62%          9.62%          1.00%
  J.P. Morgan Small Company
     Portfolio                  0.60%          0.00%         0.55%         1.15%          0.00%          1.15%
JANUS ASPEN SERIES
  Growth Portfolio              0.65%          0.25%         0.01%         0.91%          0.00%          0.91%
  Worldwide Growth
     Portfolio                  0.65%          0.25%         0.04%         0.94%          0.00%          0.94%
  Balanced Portfolio            0.65%          0.25%         0.01%         0.91%          0.00%          0.91%
LAZARD RETIREMENT SERIES,
  INC.
  Small Cap Portfolio           0.75%          0.25%         0.67%         1.67%          0.42%          1.25%
  Emerging Market Portfolio     1.00%          0.25%         2.96%         4.21%          2.61%          1.60%

                                                                       TOTAL FUND
                                                                        EXPENSES         TOTAL        TOTAL FUND
                                                                         WITHOUT        WAIVERS        EXPENSES
                             MANAGEMENT    DISTRIBUTION     OTHER      WAIVERS OR         AND        WITH WAIVERS
                                FEES       (12B-1) FEES    EXPENSES    REDUCTIONS     REDUCTIONS*    OR REDUCTIONS
                             ----------    ------------    --------    -----------    -----------    -------------
MFS VARIABLE INSURANCE
  TRUST (SERVICE CLASS)
  MFS Investors Growth
     Stock Series               0.75%          0.25%         0.17%         1.17%          0.00%          1.17%
  MFS Mid Cap Growth Series     0.75%          0.25%         0.20%         1.20%          0.05%          1.15%
  MFS New Discovery Series      0.90%          0.25%         0.19%         1.34%          0.03%          1.31%
  MFS Total Return Series       0.75%          0.25%         0.14%         1.14%          0.00%          1.14%
PBHG INSURANCE SERIES FUND,
  INC.
  PBHG Technology &
     Telecommunications         0.85%          0.00%         0.20%         1.05%          0.00%          1.05%
STRONG VARIABLE INSURANCE
  FUNDS, INC.
  Strong Mid Cap Growth
     Fund II                    0.75%          0.00%         0.65%         1.40%          0.20%          1.20%
  Strong Opportunity Fund
     II                         0.75%          0.00%         0.65%         1.40%          0.30%          1.10%
VARIABLE INSURANCE PRODUCTS
  FUND SOURCE CLASS 2
  (FIDELITY)
  VIP Contrafund(R)
     Portfolio                  0.58%          0.25%         0.11%         0.94%          0.00%          0.94%
  VIP Mid Cap Portfolio         0.58%          0.25%         0.11%         0.94%          0.00%          0.94%
  VIP Growth Portfolio          0.58%          0.25%         0.10%         0.93%          0.00%          0.93%



  * The investment advisers of certain Funds are voluntarily waiving part or all of their management fees and/or reimbursing certain Funds in order to reduce total Fund expenses. The waivers and reductions may terminate at any time. If such waivers and reductions are terminated, the cost of your contract may increase.



 ** The inception date of these portfolios is May 1, 2002. Therefore, the Other Expenses, Total Fund Expenses without waivers and Total Fund Expenses with waivers are estimated.



*** Prior to May 1, 2002 the Discovery Portfolio was called the Small Cap Portfolio.


                               GENERAL PROVISIONS

VOTING RIGHTS

We will vote the Fund shares held in the various subaccounts of VAL at Fund shareholder meetings in accordance with your instructions. If, however, the 1940 Act or any regulation thereunder should change and we determine that it is permissible to vote the Fund shares in our own right, we may elect to do so. The number of votes as to which you have the right to instruct will be determined by dividing your contract's accumulation value in a subaccount by the net asset value per share of the corresponding Fund portfolio. Fractional shares will be counted. The number of votes as to which you have the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the Fund meeting. Voting instructions will be solicited in writing prior to such meeting in accordance with procedures established by the Fund. We will vote Fund shares attributable to contracts as to which no instructions are received, and any Fund shares held by VAL which are not attributable to contracts, in proportion to the voting instructions which are received with respect to contracts participating in VAL. Each person having a voting interest will receive proxy material, reports and other material relating to the Funds.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in subclassification or investment objective of the Fund or disapprove an investment advisory contract of the Fund. In addition, we may disregard voting instructions in favor of changes initiated by a contractowner in the investment policy or the investment adviser of the Fund if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determined that the change would be inconsistent with the investment objectives of VAL or would result in the purchase of securities for VAL which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by us or any of our affiliates which have similar investment objectives. In the event that we disregard voting instructions, a summary of that action and the reason for such action will be included in your next semi-annual report.

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares held by any subaccount or which any subaccount may purchase. If shares of the Funds should no longer be available for investment or if, in the judgment of management, further investment in shares of the Funds would be inappropriate in view of the purposes of the contract, we may substitute shares of any other investment company for shares already purchased, or to be purchased in the future. No substitution of securities will take place without notice to and the consent of contractowners and without prior approval of the Commission, all to the extent required by the 1940 Act. In addition, the investment policy of VAL will not be changed without the approval of the New York Superintendent of Insurance and such approval will be on file with the state insurance regulator of the state where your contract was delivered.

ANNUAL REPORT

Each year we will send you a report which shows the current accumulation value, the cash surrender value, the stated amount, any contract indebtedness, any partial withdrawals since the date of the last report, investment experience credited since the last report, premiums paid and all charges imposed since the last annual report. We will also send you all reports required by the 1940 Act.

We will also make available an illustration report. This report will be based on planned premiums, guaranteed cost of insurance and guaranteed interest, if any. It will show the estimated accumulation value of your contract one year from the date of the report. Although there is generally no charge, we may charge a fee of not more than $100 for this report and if you ask for more than one annual report.

LIMITATION ON RIGHT TO CONTEST

We will not contest the insurance coverage provided under the contract, except for any subsequent increase in stated amount, after the contract has been in force during your lifetime for a period of two years from the contract date. This provision does not apply to any rider which grants disability or accidental death benefits. Any increase in the stated amount will not be contested after such increase has been in force during your lifetime for two years following the effective date of the increase. Any increase will be contestable within the two year period only with regard to statements concerning the increase.

MISSTATEMENTS

If the age or sex of the insured has been misstated in an application, including a reinstatement application, the amount payable under the contract by reason of the death of the insured will be 1.0032737 multiplied by the sum of (i) and (ii) where:

     (i)  is the accumulation value on the date of death; and

     (ii) is the death benefit, less the accumulation value on the date of death, multiplied by the ratio of (a) the cost of insurance actually deducted at the beginning of the contract month in which the death occurs to (b) the cost of insurance that should have been deducted at the insured's true age or sex.

SUICIDE

The contract does not cover the risk of suicide or self-destruction within two years from the contract date or two years from the date of any increase in stated amount with respect to that increase, whether the insured is sane or insane. In the event of suicide within two years of the contract date, we will refund premiums paid, without interest, less any contract indebtedness and less any partial surrender. In the event of suicide within two years of an increase in stated amount, we will refund any premiums allocated to the increase, without interest, less a deduction for a share of any contract indebtedness outstanding and any partial surrenders made since the increase. The share of indebtedness and partial surrenders so deducted will be determined by dividing the total face amount at the time of death by the face amount of the increase.

BENEFICIARIES

The primary and contingent beneficiaries are designated by the contractowner on the application. If changed, the primary beneficiary or contingent beneficiary is as shown in the latest change filed with us. If more than one beneficiary survives the insured, the proceeds of the contract will be paid in equal shares to the survivors in the appropriate beneficiary class unless requested otherwise by the contractowner.

POSTPONEMENT OF PAYMENTS

Payment of any amount upon a complete or partial surrender, a contract loan, or benefits payable at death or maturity may be postponed whenever:

     - the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the Exchange is restricted as determined by the Commission;

     - the Commission by order permits postponement for the protection of contractowners; or

     - an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of VAL's net assets.

We may also withhold payment of any increased accumulation value or loan value resulting from a recent premium payment until your premium check has cleared. This could take up to 15 days after we receive your check.

ASSIGNMENT

The contract may be assigned as collateral security. We must be notified in writing if the contract has been assigned. Each assignment will be subject to any payments made or action taken by us prior to our notification of such assignment. We are not responsible for the validity of an assignment. The contractowner's rights and the rights of the beneficiary may be affected by an assignment.

NON-PARTICIPATING CONTRACT

The contract does not share in our surplus distributions. No dividends are payable with respect to the contract.

                              THE GENERAL ACCOUNT

By virtue of exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts.

GENERAL DESCRIPTION

The General Account consists of all assets owned by us other than those in the variable account and any other separate accounts we may establish. Subject to applicable law, we have sole discretion over the investment of the assets of the General Account. You may elect to allocate net premiums to the General Account or to transfer accumulation value to the General Account from the subaccounts of the variable account. The allocation or transfer of funds to the General Account does not entitle a contractowner to share in the investment experience of the General Account. Instead, we guarantee that your accumulation value in the General Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the General Account. Consequently, if you pay the planned premiums, allocate all net premiums only to the General Account and make no transfers, partial surrenders, or contract loans, the minimum amount and duration of your death benefit will be determinable and guaranteed. Transfers from the General Account to VAL are partially restricted and allocation of substantial sums to the General Account reduces the flexibility of the contract.

ACCUMULATION VALUE

The accumulation value in the General Account on the later of the issue date or the day we receive your initial premium is equal to the portion of the net premium allocated to the General Account, minus a pro rata portion of the first monthly deduction.

Thereafter, until the maturity date, we guarantee that the accumulation value in the General Account will not be less than the amount of the net premiums allocated or accumulation value transferred to the General Account, plus interest at the rate of 4% per year, plus any excess interest which we credit, less the sum of all charges and interest thereon allocable to the General Account and any amounts deducted from the General Account in connection with partial surrenders and loans and interest thereon or transfers to VAL or the loan collateral account.

We guarantee that interest credited to your accumulation value in the General Account will not be less than an effective annual rate of 4% per year. We may, at our sole discretion, credit a higher rate of interest, although we are not obligated to do so. The contractowner assumes the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year. The accumulation value in the General Account will be calculated on each valuation date.

OPTIONAL INSURANCE BENEFITS

Subject to certain requirements, one or more optional insurance benefits may be added to your contract, including riders providing additional term insurance, spouse/additional insured term insurance, a guaranteed purchase option, accidental death, waiver of premium and business exchange rider. More detailed information concerning such riders may be obtained from your agent. The cost of any optional insurance benefits will be deducted as part of the monthly deduction.

SETTLEMENT OPTIONS

In addition to a lump sum payment of benefits under the contract, any proceeds may be paid in any of the five methods described in your contract. The five settlement options are (i) Proceeds at interest (ii) Payment for a period of time (iii) Life Income (iv) Payment of Certain amount or (v) Joint and Survivor life income. For more details, contact your agent. A settlement option may be designated by notifying us in writing at our Administrative Office. Any amount left with us for payment under a settlement option will be transferred to the general account. During the life of the insured, the contractowner may select a settlement option. If a settlement option has not been chosen at the insured's death, the beneficiary may choose one. If a beneficiary is changed, the settlement option selection will no longer be in effect unless the contractowner requests that it continue. A settlement option may be elected only if the amount of the proceeds is $5,000 or more. We can change the interval of payments if necessary to increase the payments to at least $25 each.

                          DISTRIBUTION OF THE CONTRACT


The contract is sold by individuals who, in addition to being licensed as life insurance agents, are also registered representatives of broker-dealers that have entered into distribution agreements with Ohio National Equities, Inc., an affiliate of ours and the principal underwriter of the contracts. These broker-dealers are responsible for supervising and controlling the conduct of their registered representatives in connection with the offer and sale of the contract. The broker-dealers are registered with the Commission under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. or the New York Stock Exchange.



Ohio National Equities, Inc. ("ONEQ"), One Financial Way, Cincinnati, Ohio 45242, an Ohio corporation, is the principal underwriter of the contracts. ONEQ is an affiliate of ours because it is wholly owned by the Ohio National Life Insurance Company, which is owned by Ohio National Financial Services, a co-owner of SMON Holdings, Inc. Under a distribution and service agreement with ONEQ first executed on January 4, 2002, we reimburse it for any expenses incurred by it in connection with the distribution of the contracts. This agreement may be terminated at any time by either party on 60 days' written notice.


The principal officers and directors of ONEQ are:

David B. O'Maley..........................  Director and Chairman
John J. Palmer............................  Director and President
Thomas A. Barefield.......................  Senior Vice President
Trudy K. Backus...........................  Director and Vice President
James I. Miller II........................  Director and Vice President
Ronald L. Benedict........................  Director and Secretary
Barbara A. Turner.........................  Operations Vice President, Treasurer and
                                            Compliance Officer

                           MANAGEMENT OF THE COMPANY

NAME                       RELATIONSHIP WITH COMPANY
----                       -------------------------
DIRECTORS
Carson E. Beadle.........  President of Carson E. Beadle, Inc. New York, New York
David L. Birchenough**...  Executive Vice President & Chief Financial Officer
                           Security Mutual Life Insurance Company of New York,
                           Binghamton, New York
Bruce W. Boyea**.........  Chairman, President & Chief Executive Officer
                           Security Mutual Life Insurance Company of New York,
                           Binghamton, New York

NAME                       RELATIONSHIP WITH COMPANY
----                       -------------------------
James A. Carrigg.........  Retired Chairman, President & CEO NYSEG
                           Binghamton, New York 13902
George E. Castrucci......  Retired Chairman and Chief Executive Officer,
                           Great American Broadcasting Company (formerly Taft
                           Broadcasting Company) Cincinnati, Ohio
Raymond R. Clark.........  Retired President and Chief Executive Officer
                           Cincinnati Bell Telephone Company, Cincinnati, Ohio
Ronald J. Dolan*.........  Executive Vice President & Chief Financial Officer --
                           Ohio National Mutual Holdings, Inc. Montgomery, Ohio
Daniel J. Fischer**......  Executive Vice President, Individual Insurance Operations --
                           Security Mutual Life Insurance Company of New York,
                           Binghamton, New York
David B. O'Maley*........  Chairman, President & Chief Executive Officer --
                           Ohio National Mutual Holdings, Inc. Montgomery, Ohio;
                           Director -- SMON Holdings, Inc.; Director -- National
                           Security Life and Annuity Company
John J. Palmer*..........  Executive Vice President, Strategic Initiatives --
                           Ohio National Mutual Holdings, Inc.
EXECUTIVE OFFICERS
Bruce W. Boyea**.........  Director -- National Security Life and Annuity Company;
                           Chairman -- National Security Life and Annuity Company
John J. Palmer*..........  Director -- National Security Life and Annuity Company;
                           Chief Executive Officer -- National Security Life and
                           Annuity Company
Daniel J. Fischer**......  Director -- National Security Life and Annuity Company;
                           President -- National Security Life and Annuity Company
Ronald J. Dolan*.........  Director -- National Security Life and Annuity Company;
                           Vice President and Chief Financial Officer -- National
                           Security Life and Annuity Company
David L. Birchenough**...  Director -- National Security Life and Annuity Company;
                           Vice President & Treasurer -- National Security Life and
                           Annuity Company
Susan E. Mistretta**.....  Secretary and General Counsel -- National Security Life and
                           Annuity Company
David W. Cook*...........  Chief Actuary -- National Security Life and Annuity Company
Christopher A. Carlson*..  Chief Investment Officer -- National Security Life and
                           Annuity Company
Michael A. Boedeker......  Chief Investment Officer -- National Security Life and
                           Annuity Company


---------------
* The principal occupation of this person is an officer of The Ohio National Life Insurance Company and his or her principal business address is: One Financial Way, Cincinnati, Ohio 45242.

** The principal occupation of this person is an officer of Security Mutual Life
   Insurance Company and his or her principal business address is: 100 Court Street, Binghamton, New York 13902.


Our officers, directors and employees who have access to the assets of the variable account are covered by fidelity bonds issued in the aggregate amount of $3 million.


                                   CUSTODIAN


Pursuant to a written agreement, U.S. Bank, NA, 425 Walnut Street, Cincinnati, Ohio, an Ohio corporation, serves as custodian of the assets of VAL. The fee of the custodian for services rendered to VAL is paid by us. The custodian also provides valuation and certain recordkeeping services to VAL, which include, without limitation, maintaining a record of all purchases, redemptions and distributions relating to Fund shares, the amounts thereof and the number of shares from time to time standing to the credit of VAL.

                        STATE REGULATION OF THE COMPANY

We are organized under the laws of the State of New York and are subject to regulation by the Superintendent of Insurance of New York. An annual statement is filed with the Superintendent on or before March 1 of each year covering the operations and reporting on our financial condition as of December 31 of the preceding year. Periodically, the Superintendent examines our assets and liabilities and those of VAL and verifies their adequacy. A full examination of our operations is conducted by the National Association of Insurance Commissioners at least every five years.

In addition, we are subject to the insurance laws and regulations of other states in which we are licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

                              FEDERAL TAX MATTERS

The following description is a brief summary of some of the Code provisions which, in our opinion, are currently in effect. This summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent tax advisers should be consulted for more complete information. Tax laws can change, even with respect to contracts that have already been issued. Tax law revisions, with unfavorable consequences to contracts offered by this prospectus, could have retroactive effect on previously issued contracts or on subsequent voluntary transactions in previously issued contracts.

CONTRACT PROCEEDS

The contract contains provisions not found in traditional life insurance contracts providing only for fixed benefits. However, under the Code, the contract should qualify as a life insurance contract for federal income tax purposes as long as certain conditions are met. Consequently, the proceeds of the contract payable to the beneficiary on the death of the insured will generally be excluded from the beneficiary's income for purposes of federal income tax.

Current tax rules and penalties on distributions from life insurance contracts apply to any life insurance contract issued or materially changed on or after June 21, 1988 that is funded more heavily (faster) than a traditional whole life plan designed to be paid-up after the payment of level annual premiums over a seven-year period. Thus, for such a contract (called a "Modified Endowment Contract" in the Code), any distribution, including surrenders, partial surrenders, maturity proceeds, and loans secured by the contract, during the insured's lifetime (but not payments received as an annuity or as a death benefit) would be included in the contractowner's gross income to the extent that the contract's cash surrender value exceeds the owner's investment in the contract. In addition, a ten percent penalty tax applies to any such distribution from such a contract, to the extent includible in gross income, except if made:

     - after the taxpayer's attaining age 59 1/2,

     - as a result of his or her disability or

     - in one of several prescribed forms of annuity payments.

So long as the policy is not considered a Modified Endowment Contract, loans received under the contract will be construed as indebtedness of the contractowner in the same manner as loans under a fixed benefit life insurance policy and no part of any loan under the contract is expected to constitute income to the contractowner. Interest payable with respect to such loans is not tax deductible. If the contract is surrendered or lapsed, any policy loan then in effect is treated as taxable income to the extent that the contract's accumulation value (including the loan amount) then exceeds your "basis" in the contract. (Your "basis" equals the total amount of premiums that were paid into the contract less any withdrawals from the contract.)

Federal estate and local estate, inheritance and other tax consequences of contract ownership or receipt of contract proceeds depend upon the circumstances of each contractowner and beneficiary.

AVOIDING MODIFIED ENDOWMENT CONTRACTS

If you have previously authorized us to do so, we will hold your premium payment for up to ten business days, if applying the premium payment before the due date would cause the contract to be treated as a Modified Endowment Contract (MEC) for federal income tax purposes.

If you have not given us prior authorization to hold your premium payment and we determine your premium payment will cause your contract to become a MEC, we will attempt to contact you within two business days to determine your intent regarding the premium payment. If you do not want the contract to be treated as a MEC for tax purposes, we will refund the premium payment to you within five business days of confirming your intentions. After we return the premium payment to you, you may then resubmit the premium payment once the actual due date is reached to avoid creating a MEC.

Or, at the time we contact you, you may direct us to hold your premium payment for up to ten business days before applying the premium payment if this will not create a MEC. If we are unable to confirm your intentions within two business days of receipt of the premium payment, we will apply the premium payment as of the third Valuation Date, and your contract will be treated as a MEC for federal income tax purposes.

CORRECTION OF MODIFIED ENDOWMENT CONTRACT

If you have made premium payments in excess of the amount that would be permitted without your contract being treated as a MEC under the Code, you may, upon timely written request, prevent that tax treatment by receiving a refund, without deduction of any charges, of the excess premium paid, plus interest thereon at the rate of 6% per year. Under the Code, such a corrective action must be completed by no later than 60 days after the end of the year following the date the contract became a MEC.

RIGHT TO CHARGE FOR COMPANY TAXES

We are presently taxed as a life insurance company under the provisions of the Code. The Code specifically provides for adjustments in reserves for flexible premium policies, and we will reflect flexible premium life insurance operations in our tax return in accordance with the Code.

Currently, no charge is assessed against VAL for our federal taxes, or provision made for such taxes, that may be attributable to VAL. However, we may in the future charge each subaccount of VAL for its portion of any tax charged to us in respect of that subaccount or its assets. Under present law, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, we may decide to assess charges for such taxes, or make provision for such taxes, against VAL. Any such charges against VAL or its subaccounts could have an adverse effect on the investment performance of the subaccounts.

                             EMPLOYEE BENEFIT PLANS

Employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of a contract in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

                               LEGAL PROCEEDINGS

There are no legal proceedings to which VAL is a party or to which the assets of any of the subaccounts thereof are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to VAL.

                                 LEGAL MATTERS


Jones & Blouch, L.L.P., Washington, D.C., has served as special counsel with regard to legal matters relating to federal securities laws applicable to the issuance of the flexible premium variable universal life insurance contract described in this prospectus. All matters of New York law pertaining to the contract including the validity of the contract and our right to issue the contract under the Insurance Laws of the State of New York have been passed upon by Susan E. Mistretta, Secretary and General Counsel of National Security Life and Annuity Company.


                                    EXPERTS


The audited financial statements of the Company as of December 31, 2001, 2000 and 1999 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been included herein in reliance upon the reports of the accounting firm of Ernst and Young, LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.



Actuarial matters included in this prospectus have been examined by David W. Cook, FSA, MAAA, Chief Actuary, as stated in the opinion filed as an exhibit to the registration statement.


                             REGISTRATION STATEMENT

A registration statement has been filed with the Commission under the Securities Act of 1933, as amended, with respect to the contract. This prospectus does not contain all the information set forth in the registration statement. Reference is made to such registration statement for further information concerning us, VAL, and the contract. Statements contained in this prospectus as to the contents of the contract and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                              FINANCIAL STATEMENTS

Our financial statements which are included in this prospectus should be considered only as bearing on our ability to meet our obligations under your contract. They should not be considered as bearing on the investment performance of the assets held in VAL.

                              FINANCIAL STATEMENTS
                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY
           (FORMERLY "FIRST ING LIFE INSURANCE COMPANY OF NEW YORK")

                               DECEMBER 31, 2001
                      WITH REPORT OF INDEPENDENT AUDITORS

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY
                              FINANCIAL STATEMENTS
                               DECEMBER 31, 2001

                                    CONTENTS

Report of Independent Auditors..............................     1
Audited Financial Statements
Balance Sheets..............................................     2
Statements of Operations....................................     4
Statements of Stockholder's Equity..........................     5
Statements of Cash Flows....................................     6
Notes to Financial Statements...............................     7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
National Security Life and Annuity Company
(formerly known as First ING Life Insurance Company of New York)

We have audited the accompanying balance sheets of National Security Life and Annuity Company (a subsidiary of SMON Holdings, Inc. as of January 4, 2002), formerly known as First ING Life Insurance Company of New York, (a wholly-owned subsidiary of Security Life of Denver Insurance Company) as of December 31, 2001 and 2000, and the related statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Security Life and Annuity Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

March 15, 2002

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY
         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK

                                 BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
ASSETS
Fixed maturity investments, at fair value (amortized cost:
  2001 -- $18,041; 2000 -- $21,042).........................  $18,447   $21,297
Cash and cash equivalents...................................    4,937      (131)
Accrued investment income...................................      331       373
Reinsurance recoverable:
  Paid benefits.............................................      234     1,310
  Unpaid benefits...........................................    8,479     9,569
Other assets................................................       58         -
Deferred income taxes.......................................       --         7
                                                              -------   -------
Total assets................................................  $32,486   $32,425
                                                              =======   =======
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Future policy benefits:
       Life reserves........................................  $ 7,510   $ 8,047
       Unpaid claims........................................    1,443     1,987
                                                              -------   -------
  Total future policy benefits..............................    8,953    10,034
  Reinsurance payables......................................      340         -
  Accounts payable and accrued expenses.....................       25       111
  Amounts due to former affiliates..........................       93       220
  Current federal income taxes payable......................        5        84
  Deferred tax liability....................................      133        --
  Other liabilities.........................................       79         4
                                                              -------   -------
Total liabilities...........................................    9,628    10,453
Commitments and contingent liabilities
Stockholder's equity:
  Common stock, 2001 and 2000 - $250 par value; Authorized -
     10,000 shares
     Issued and outstanding - 10,000 shares.................    2,500     2,500
  Additional paid-in capital................................   21,930    21,930
  Retained earnings deficit.................................   (1,832)   (2,620)
  Accumulated other comprehensive income....................      260       162
                                                              -------   -------
Total stockholder's equity..................................   22,858    21,972
                                                              -------   -------
Total liabilities and stockholder's equity..................  $32,486   $32,425
                                                              =======   =======

                            See accompanying notes.

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY


         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK



                            STATEMENTS OF OPERATIONS

                             (DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31
                                                               ----------------------------
                                                                2001      2000       1999
                                                               -------   -------   --------
Revenues:
  Premiums and annuities....................................   $     -   $   271   $  1,196
  Reinsurance premiums assumed..............................     4,881     5,540      6,793
                                                               -------   -------   --------
                                                                 4,881     5,811      7,989
  Reinsurance ceded premiums................................    (4,881)   (5,694)    (7,370)
                                                               -------   -------   --------
                                                                     -       117        619
  Net investment income.....................................     1,275     1,362      1,353
  Net realized gains (losses) on investments................       552      (381)       (46)
  Miscellaneous expense.....................................       (17)      (29)        (5)
                                                               -------   -------   --------
Total revenues..............................................     1,810     1,069      1,921
Benefits and expenses:
  Benefits:
     Death benefits.........................................     6,900     5,844     10,820
     Other benefits.........................................        91      (864)       408
     Increase (decrease) in policy reserves and other
      funds.................................................         9         6        (36)
     Reinsurance recoveries.................................    (6,991)   (5,367)   (10,824)
                                                               -------   -------   --------
                                                                     9      (381)       368
  Expenses:
     Commissions............................................      (154)      (87)      (175)
     Insurance operating expenses...........................       520       904      1,090
                                                               -------   -------   --------
Total benefits and expenses.................................       375       436      1,283
                                                               -------   -------   --------
Income before income taxes..................................     1,435       633        638
Federal income tax expense..................................       647       221        239
                                                               -------   -------   --------
Net income..................................................   $   788   $   412   $    399
                                                               =======   =======   ========

                            See accompanying notes.

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY
         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                             (DOLLARS IN THOUSANDS)


                                                                                ACCUMULATED
                                                       ADDITIONAL   RETAINED       OTHER           TOTAL
                                              COMMON    PAID-IN     EARNINGS   COMPREHENSIVE   STOCKHOLDER'S
                                              STOCK     CAPITAL     DEFICIT    INCOME (LOSS)      EQUITY
                                              ------   ----------   --------   -------------   -------------
Balance at January 1, 1999.................   $2,500    $21,930     $(1,461)      $   309        $ 23,278
  Comprehensive income:
     Net income............................       -           -         399             -             399
     Change in net unrealized investment
       losses, net of income taxes of
       $(574)..............................       -           -           -        (1,066)         (1,066)
                                                                                                 --------
       Total comprehensive loss............       -           -           -             -            (667)
     Dividends.............................       -           -      (1,970)            -          (1,970)
                                              ------    -------     -------       -------        --------
Balance at December 31, 1999...............   2,500      21,930      (3,032)         (757)         20,641
  Comprehensive income:
     Net income............................       -           -         412             -             412
     Change in net unrealized investment
       gains, net of income taxes of
       $500................................       -           -           -           919             919
                                                                                                 --------
       Total comprehensive income..........       -           -           -             -           1,331
                                              ------    -------     -------       -------        --------
Balance at December 31, 2000...............   2,500      21,930      (2,620)          162          21,972
  Comprehensive income:
     Net income............................       -           -         788             -             788
     Change in net unrealized investment
       gains, net of income taxes of $53...       -           -           -            98              98
                                                                                                 --------
       Total comprehensive income..........       -           -           -             -             886
                                              ------    -------     -------       -------        --------
Balance at December 31, 2001...............   $2,500    $21,930     $(1,832)      $   260        $ 22,858
                                              ======    =======     =======       =======        ========


                            See accompanying notes.

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY
         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                 YEAR ENDED DECEMBER 31
                                                              ----------------------------
                                                                2001      2000      1999
                                                              --------   -------   -------
OPERATING ACTIVITIES
Net income..................................................  $    788   $   412   $   399
Adjustments to reconcile net income to net cash and cash
  equivalents provided by (used in) operating activities:
  Net realized (gain) loss on sale of investments...........      (552)      381        46
  Deferred federal income taxes.............................        87       140       237
  Amortization of fixed maturity investments................        47        44        47
  Changes in operating assets and liabilities:
     Future policy benefits.................................    (1,081)   (1,968)      217
     Accounts payable and accrued expenses..................       (86)   (2,050)    1,699
     Current federal income taxes payable...................       (79)       84         -
     Accrued investment income..............................        42       216      (206)
     Reinsurance recoverable/payables.......................     2,506     1,153       288
     Due and unpaid premiums................................         -        75        97
     Other, net.............................................         4         1        (4)
                                                              --------   -------   -------
Net cash and cash equivalents provided by (used in)
  operating activities......................................     1,676    (1,512)    2,820
INVESTING ACTIVITIES
Proceeds from sales, maturities, or repayments of fixed
  maturity investments......................................    18,267     7,842     5,840
Purchase of fixed maturity investments,
  available-for-sale........................................   (14,748)   (8,498)   (5,922)
                                                              --------   -------   -------
Net cash and cash equivalents provided by (used in)
  investing activities......................................     3,519      (656)      (82)
FINANCING ACTIVITIES
Increase (decrease) in indebtedness to related parties......      (127)        2       454
Dividend....................................................        --         -    (1,970)
                                                              --------   -------   -------
Net cash and cash equivalents (used in) provided by
  financing activities......................................      (127)        2    (1,516)
                                                              --------   -------   -------
Net increase (decrease) in cash and cash equivalents........     5,068    (2,166)    1,222
Cash and cash equivalents at beginning of year..............      (131)    2,035       813
                                                              --------   -------   -------
Cash and cash equivalents at end of year....................  $  4,937   $  (131)  $ 2,035
                                                              ========   =======   =======


                            See accompanying notes.

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY
         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

National Security Life and Annuity Company (the "Company"), formerly known as First ING Life Insurance Company of New York, is domiciled in New York and is a subsidiary of SMON Holdings, Inc. as of January 4, 2002. SMON Holdings, Inc. is owned by Ohio National Financial Services, Inc. and Security Mutual Life Insurance Company of New York.

On May 3, 2001, Security Life of Denver Insurance Company (the former "Parent" of the Company), entered into a stock purchase agreement with Security Mutual Life Insurance Company of New York, Ohio National Financial Services, Inc., and SMON Holdings, Inc. to sell First ING Life Insurance Company of New York to SMON Holdings, Inc. After having received regulatory approval for the sale on January 3, 2002, the transaction was closed on January 4, 2002. As a result of the sale, the Company changed its name from First ING Life Insurance Company of New York to National Security Life and Annuity Company effective January 4, 2002.

The Company's principal business is to assume and retrocede life and accident and health reinsurance. The Company stopped issuing health and stop loss products in 1999 and there were no health and stop loss policies in force at the end of 2000. The Company is licensed to do business in 20 states and the District of Columbia.

The significant accounting policies followed by the Company that materially affect the financial statements are summarized below:

BASIS OF PRESENTATION

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

Investments are presented on the following bases:

The carrying value of fixed maturities depends on the classification of the security: securities held-to-maturity, securities available-for-sale, and trading securities. Management determines the appropriate classification of debt securities at the time of purchase.

Debt securities not classified as held-to-maturity or trading are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gain or loss, net of tax, reported in the accumulated other comprehensive income (loss) component of stockholder's equity.

The Company does not hold debt securities classified as held-to-maturity or trading.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest is included in net investment income as earned. For loan-

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY

         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


backed bonds and structured securities, anticipated prepayments are considered when determining the amortization of discount or premium. Prepayment assumptions are obtained from dealer survey values or internal estimates and are consistent with the current interest rate and economic environment. The retrospective interest method is used to value all such securities except for high-risk asset backed securities, which are valued using the prospective method.

Realized gains and losses, and declines in value judged to be other-than-temporary are recognized in net income. The cost of securities sold is based on the specific identification method.

RECOGNITION OF PREMIUM REVENUES

Premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, are recognized as revenue when due.

For accident and health policies, gross premiums are prorated over the contract term of the policies with the unearned premium included in the policy reserves.

FUTURE POLICY BENEFITS

The liabilities for traditional life and accident and health benefits and expenses are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 3% to 6% at both December 31, 2001 and 2000.

UNPAID CLAIMS

The liabilities for unpaid claims include estimates of amounts due on reported claims and claims that have been incurred but were not reported as of December
31. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31.

REINSURANCE

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts, and are consistent with the risk assumed.

FEDERAL INCOME TAXES

Deferred federal income taxes have been provided or credited to reflect temporary differences between financial reporting and tax bases of assets and liabilities using the enacted marginal tax rates and laws that are currently in effect.

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY

         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


CASH FLOW INFORMATION

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, demand deposits and short-term fixed maturity investments (maturity less than 90 days from date of purchase). No interest was paid in 2001, 2000 and 1999.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued Statement 133, Accounting for Derivative Instruments and Hedging Activities and its amendments Statements 137, Accounting for Derivative Investments and Hedging Activities, deferral of the effective date of FASB Statement No. 133 and 138, Accounting for Derivative Instruments and Certain Hedging Activities issued in June 1999 and June 2000, respectively (collectively referred to as Statement 133). The statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.


The Company adopted Statement 133 on January 1, 2001. The cumulative effect of this adoption had no significant effect on the Company's financial position or results of operations.


In June 2001, the FASB issued Statements 141, Business Combinations, and 142, Goodwill and Other Intangible Assets (collectively, the Statements). Statement 141, which supersedes APB Opinion No. 16, Business Combinations, eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. Statement 141 also changes the criteria to recognize intangible assets apart from goodwill. The requirements of Statement 141 are effective for all business combinations completed after June 30, 2001.

Statement 142, which supersedes APB Opinion No. 17, Intangible Assets, Goodwill and Indefinite Lived Intangible Assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. The amortization provisions of Statement 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization provisions of Statement 142 are effective upon adoption of Statement 142. Statement 142 is required to be adopted in fiscal years beginning after December 15, 2001.

As a result of the acquisition of the Company by SMON Holdings, Inc. on January 4, 2002, the Company will apply the accounting rules of the Statements 141 and 142 in its 2002 financial statements.

RECLASSIFICATIONS

Certain 2000 and 1999 amounts in the Company's financial statements have been reclassified to conform to the 2001 financial statement presentation.

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY

         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. INVESTMENTS

The amortized cost and fair value of investments in fixed maturities are as follows at December 31, 2001 and 2000 (see Note 9 for method of determining fair value):


                                                                          GROSS        GROSS
                                                            AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                              COST        GAINS        LOSSES      VALUE
                                                            ---------   ----------   ----------   -------
                                                                           (IN THOUSANDS)
At December 31, 2001:
  U.S. Treasury securities and obligations of
     U.S. government corporations and agencies............   $ 3,874       $ 97        $  32      $ 3,939
  Corporate securities....................................     7,094        197           24        7,267
  Asset-backed securities.................................     7,073        189           21        7,241
                                                             -------       ----        -----      -------
Total fixed maturities....................................   $18,041       $483        $  77      $18,447
                                                             =======       ====        =====      =======
At December 31, 2000:
  U.S. Treasury securities and obligations of
     U.S. government corporations and agencies............   $ 7,240       $409        $   -      $ 7,649
  Corporate securities....................................     9,187        113          268        9,032
  Asset-backed securities.................................     4,615         39           38        4,616
                                                             -------       ----        -----      -------
Total fixed maturities....................................   $21,042       $561        $ 306      $21,297
                                                             =======       ====        =====      =======


The amortized cost and fair value of investments in fixed maturities at December 31, 2001, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              AMORTIZED    FAIR
                                                                COST       VALUE
                                                              ---------   -------
                                                                (IN THOUSANDS)
Available-for-sale:
  Due in one year or less...................................   $    --    $    --
  DUE AFTER ONE YEAR THROUGH FIVE YEARS.....................     3,775      3,950
  DUE AFTER FIVE YEARS THROUGH TEN YEARS....................       977      1,081
  DUE AFTER TEN YEARS.......................................     6,216      6,175
                                                               -------    -------
                                                                10,968     11,206
  OTHER ASSET-BACKED SECURITIES.............................     7,073      7,241
                                                               -------    -------
TOTAL AVAILABLE-FOR-SALE....................................   $18,041    $18,447
                                                               =======    =======

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY

         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Changes in unrealized gains (losses) on investments in fixed maturities for the years ended December 31 are summarized as follows:

                                                              2001   2000    1999
                                                              ----   ----   -------
                                                                 (IN THOUSANDS)
Gross unrealized gains......................................  $483   $561   $     -
Gross unrealized losses.....................................    77    306     1,164
                                                              ----   ----   -------
Net unrealized gains (losses)...............................   406    255    (1,164)
Deferred income tax (expense) benefit.......................  (146)   (93)      407
                                                              ----   ----   -------
Net unrealized gains (losses) after taxes...................   260    162      (757)
Less: balance at beginning of year..........................   162   (757)      309
                                                              ----   ----   -------
Change in net unrealized gains (losses) on fixed
  maturities................................................  $ 98   $919   $(1,066)
                                                              ====   ====   =======

Major categories of investment income for the years ended December 31 are summarized as follows:


                                                               2001     2000     1999
                                                              ------   ------   ------
                                                                   (IN THOUSANDS)
Fixed maturities............................................  $1,307   $1,368   $1,380
Other investments...........................................      31       46       36
                                                              ------   ------   ------
                                                               1,338    1,414    1,416
Investment expenses.........................................     (63)     (52)     (63)
                                                              ------   ------   ------
Net investment income.......................................  $1,275   $1,362   $1,353
                                                              ======   ======   ======


Fixed maturity securities available-for-sale with fair values at the date of sale of $17,934,000, $6,299,000, and $3,534,000 were sold during 2001, 2000 and
1999, respectively. Gross gains of $595,000, $0, and $51,000 and gross losses of $43,000, $381,000, and $97,000 were realized on those sales during 2001, 2000 and 1999, respectively.

As part of its overall investment management strategy, the Company had not entered into any agreements to purchase or sell securities as of December 31, 2001 and 2000.

At December 31, 2001 and 2000, fixed maturities with an amortized cost of $1,786,000 and $1,800,000, respectively, were on deposit with various state insurance departments to meet regulatory requirements.

At December 31, 2001 the Company held fixed maturities in trust for the benefit of the policyholders of one of the reinsurers. The market value of these fixed maturities was $2,166,000.

The Company did not hold any less-than-investment-grade bonds at December 31, 2001 or December 31, 2000.

3. REINSURANCE

The Company is involved in both retroceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2001, the Company's retention limit for acceptance of risk on assumed life insurance policies had been set at various levels up to $150,000.

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY

         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


To the extent that the retrocessionaires become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion retroceded. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of its retrocessionaires.

At December 31, 2001 and 2000, $8,375,000 and $9,476,000, respectively, of the
Company's future policy benefits were retroceded to one reinsurer. The amounts represent 94% of the gross reserves at both December 31, 2001 and 2000, respectively. The ceded reserves are fully collateralized by a letter of credit.

4. INCOME TAXES

As of December 31, 2001, the Company joined in the filing of a consolidated federal income tax return with its former parent, ING America Insurance Holdings, Inc., and other former U.S. affiliates. Taxes are allocated by a written tax sharing agreement, which was revised effective January 1, 1996. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING America Insurance Holdings, Inc. for its respective share of the consolidated Federal income tax liability for each taxable year subject to the tax sharing agreement. Under the tax sharing agreement, each member will have the Federal income tax liability or receivable that the member would have had for the period had it filed a separate return.

The Company's tax accruals have been made consistent with the tax sharing agreement.

For financial reporting purposes, federal income tax expense consists of the following:

                                                               2001     2000     1999
                                                              ------   ------   ------
                                                               (DOLLARS IN THOUSANDS)
Current.....................................................   $560     $ 81     $  2
Deferred....................................................     87      140      237
Federal income tax expense..................................   $647     $221     $239
                                                               ====     ====     ====

In 2001, the Company's effective income tax rate varies from the statutory federal income tax rate primarily as a result of a true-up of the tax provision with affiliated companies relating to prior years. In 2000 and 1999, the Company's effective income tax rate did not vary significantly from the statutory federal income tax rate.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:

                                                               2001    2000
                                                              ------   -----
                                                              (IN THOUSANDS)
Net operating loss carryforwards............................  $  --    $220
Deferred policy acquisition costs...........................     18      54
                                                              -----    ----
Gross deferred tax asset....................................     18     274
Net unrealized investment gains.............................   (142)    (89)
Other reserves..............................................     --    (100)
Other temporary differences.................................     (9)    (78)
                                                              -----    ----
Gross deferred tax liability................................   (151)   (267)
Net deferred tax (liability) asset..........................  $(133)   $  7
                                                              =====    ====

The Company utilized $627,000, and $697,000 of net operating loss carryforwards
(NOL) to reduce current taxable income in 2000 and 1999, respectively.

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY

         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The Company had net federal income tax payments (receipts) of $639,000, $(2,911) and $(2,718) during 2001, 2000 and 1999, respectively.

The Policyholder's Surplus Account is an accumulation of certain special deductions for income tax purposes and a portion of the "gains from operations" which were not subject to current taxation under the Life Insurance Tax Act of 1959. At December 31, 2001, the balance in this account for tax return purposes was approximately $188,500. The Tax Reform Act of 1984 provides that no further accumulations will be made in this account. If amounts accumulated in the Policyholder's Surplus Account exceed certain limits or if distributions to the stockholder exceed amounts in the Stockholder's Surplus Account, to the extent of such excess amount or excess distributions as determined for income tax purposes, amounts in the Policyholder's Surplus Account would become subject to income tax at rates in effect at that time. Should this occur, the maximum tax which would be paid at the current tax rate is $66,000. The Company does not anticipate any such action or foresee any events that would result in such tax.

5. STATUTORY-BASIS ACCOUNTING PRACTICES

The Company prepares statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the State of New York Insurance Department. Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices (SAP) encompass all accounting practices that are not prescribed; such practices may differ from state to state, from company to company within a state, and may change in the future.

The NAIC has revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual was effective January 1, 2001. The State of New York has adopted in part, the provisions of the revised manual. The revised manual has changed, to some extent, prescribed SAP and has resulted in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The Company adopted the revised Accounting Practices and Procedures Manual, as modified by the State of New York Insurance Department, on January 1, 2001. The cumulative effect of this adoption had no significant effect on the financial position or results of operations.

The Company is required to identify those significant accounting practices that are permitted and obtain written approval of the practice from the Insurance Department of its state of domicile. As of December 31, 2001 and 2000, the Company had no significant permitted accounting practices.

Stockholder's equity, determined in accordance with SAP, was $21,544,000 and $20,582,000 at December 31, 2001 and 2000, respectively. Net income determined in accordance with SAP was $504,000, $768,000 and $663,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

The NAIC prescribes risk-based capital (RBC) requirements for life/health insurance companies. RBC is a series of dynamic surplus-related formulas for monitoring solvency. At December 31, 2001, the Company exceeded all minimum RBC requirements.

In its state of domicile, the Company is required to maintain minimum statutory paid-in capital of $1,000,000 and paid-in surplus of at least 50% of the paid-in capital. The Company exceeded its minimum statutory capital and surplus requirements at December 31, 2001. Additionally, the amount of dividends which can be paid by the Company to its stockholder is subject to prior approval by the New York Department of Insurance based on its review of the Company's financial condition. In 2001, the Company did not pay any stockholder dividends.

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY

         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is not currently a party to any pending or threatened lawsuits and is not aware of any material contingent liabilities.

7. FINANCING ARRANGEMENT

Prior to January 4, 2002, the Company had a line of credit of $10,000,000 to provide short-term liquidity. The amount of funds available under this line is reduced by borrowings of certain former affiliates also party to the agreement. Interest on all loans is based on the cost of funds incurred by the lender plus ..25%. The Company had no outstanding borrowings under this agreement at December 31, 2001 and 2000.

The Company is the beneficiary of two separate renewable letters of credit totaling $10,600,000. These letters of credit were established in accordance with the terms of certain reinsurance agreements. Both letters of credit were unused during 2001 and 2000.

8. RELATED PARTY TRANSACTIONS

The Company obtained administrative, investment and other operating services from its former parent. Amounts expensed for these services were $365,000, $365,000 and $375,000 during 2001, 2000 and 1999, respectively.

The Company also had an Investment Advisory Agreement with a former affiliate whereby it receives investment and portfolio management services for a fee. Total fees under the agreement were approximately $63,000, $47,000 and $50,000 for 2001, 2000 and 1999, respectively.

The Company has a reinsurance contract with its former parent to assume the reserves on a block of whole life insurance policies. The assumed reserves at December 31, 2001 and 2000 were $473,000 and $464,000, respectively.

The Company has a reinsurance contract with a former affiliate to assume the reserves on a block of whole life insurance policies. The assumed reserves at December 31, 2001 and 2000 were $445,000 and $456,000, respectively.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting standards require the disclosure of fair values for certain financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and in many cases could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments are excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

                   NATIONAL SECURITY LIFE AND ANNUITY COMPANY

         FORMERLY KNOWN AS FIRST ING LIFE INSURANCE COMPANY OF NEW YORK



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The following methods and assumptions were used by the Company in estimating the "fair value" disclosures for financial instruments:

          FIXED MATURITIES: The fair values for fixed maturities are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of collateralized mortgage obligations, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair value of fixed maturities was $18,447,000 and $21,297,000 at December 31, 2001 and 2000, respectively. The amortized cost of fixed maturities was $18,041,000 and $21,042,000 at December 31, 2001 and 2000, respectively.

          The carrying values of cash and cash equivalents, accrued investment income, reinsurance recoverables and all other financial instruments approximate their fair values.

                                                                      APPENDIX A

                    ILLUSTRATIONS OF CASH SURRENDER VALUES,
                    DEATH BENEFITS AND ACCUMULATED PREMIUMS.

The following tables help to show how contract values change with investment performance. The tables illustrate how the death benefit of a contract of an insured of a given age and the cash surrender value (reflecting the deduction of sales load) would vary over time if the return on the assets held in the Funds was a constant, gross, after-tax, annual rate of 0%, 6% or 12%. Because of compounding, the death benefits and cash surrender values would be different from those shown if the returns averaged 0%, 6%, or 12%, but fluctuated over and under those averages throughout the years.


The amounts shown for the death benefit and cash surrender value as of each contract year show that the net investment return on the assets held in the subaccounts is lower than the gross, after-tax returns on Fund assets. This is because certain fees and charges are deducted from the gross return. They are the daily investment management fees incurred by the Funds and the other expenses of operating the funds. These are currently equivalent to an average rate of 1.05% of the value of the average daily net assets of the Funds to which contract values may be allocated. This average takes into account the waivers and reimbursements detailed in the Charges and Deductions section of the prospectus. These waivers and reductions may be terminated in future years. If the waivers and/or reductions are terminated, the average fund expenses may increase, as may the underlying cost of the contract. The daily charge to VAL for assuming mortality and expense risks is equivalent to an annual charge of 0.75%. Based on the age of your contract, your charges may be less. Gross annual rates of return of 0%, 6%, and 12% produce average net annual rates of return for all Funds of approximately -1.80%, 4.20%, and 10.20%.


Each page of illustrations includes two tables. The top table shows the death benefits and cash surrender values assuming we assess current contract charges ("current tables"). Current charges are not guaranteed and may be changed. The lower table shows the death benefits and cash surrender values assuming we assess the maximum contract charges allowable.


The tables assume a premium tax deduction of 2.00% (the charge deducted from your contract will reflect premium taxes in your jurisdiction), that no portion of your net premiums have been allocated to the general account and that planned premiums are paid on the first day of each contract year. The tables also assume that you have made no transfers, partial surrenders, loans, changes in death benefit option or changes in stated amount. Additionally, the tables assume that there are no optional insurance benefits and the current tables assume that our current cost of insurance charges will not be changed. Finally, the tables reflect the fact that no charges for federal, state or local taxes are made now against VAL. If such a charge is made in the future, it will take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.


Below is a list of the sample illustrations presented on the following pages of this prospectus. Upon request, we will furnish a comparable illustration based on your age, sex, risk class, death benefit plan, stated amount and planned premium.


AGE   DEATH BENEFIT PLAN    PLANNED PREMIUM    STATED AMOUNT       RISK CLASS        PAGE
---   ------------------    ---------------    -------------       ----------        ----
35          Plan A          $1,434  (Minimum)    $ 150,000          Nonsmoker         56
35          Plan A          $1,925                 150,000          Nonsmoker         57
35          Plan B          $1,434  (Minimum)      150,000          Nonsmoker         58
35          Plan B          $5,575                 150,000          Nonsmoker         59
50          Plan A          $4,524  (Minimum)      250,000     Preferred Nonsmoker    60
50          Plan A          $6,250                 250,000     Preferred Nonsmoker    61
50          Plan B          $4,524  (Minimum)      250,000     Preferred Nonsmoker    62
50          Plan B         $18,775                 250,000     Preferred Nonsmoker    63


HYPOTHETICAL HISTORICAL ILLUSTRATIONS

We may produce hypothetical illustrations of the contract (such as those listed above) based upon the actual historical investment performance (total return) of the Funds from the inception of each Fund or one-, five- and ten-year periods. Such illustrations reflect all contract and subsequent charges, including the cost of insurance (specific to the age, sex, stated amount, risk classification and type of death benefit), planned premium, premium tax, risk charge, sales load, administration charge and surrender charge for the contract being illustrated. We will also provide individualized illustrations upon request. Being based upon past performance, neither hypothetical illustrations nor other performance data indicate future performance.

MALE ISSUE AGE 35                                INITIAL STATED AMOUNT: $150,000
CLASSIFICATION: NONSMOKER               DEATH BENEFIT TYPE: A (MATURITY AGE 100)
INITIAL PREMIUM: $1,434                        STATED AMOUNT INCLUDES CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS


                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              1,434        1,506              0         150,000              0         150,000              0         150,000
2              1,434        3,087              0         150,000              0         150,000              0         150,000
3              1,434        4,747          1,210         150,000            779         150,000            382         150,000
4              1,434        6,490          2,851         150,000          2,108         150,000          1,452         150,000
5              1,434        8,320          4,630         150,000          3,475         150,000          2,493         150,000
6              1,434       10,242          6,564         150,000          4,881         150,000          3,509         150,000
7              1,434       12,259          8,662         150,000          6,324         150,000          4,494         150,000
8              1,434       14,378         10,951         150,000          7,813         150,000          5,457         150,000
9              1,434       16,603         13,442         150,000          9,343         150,000          6,391         150,000
10             1,434       18,939         16,158         150,000         10,918         150,000          7,300         150,000
15             1,434       32,491         34,959         150,000         20,038         150,000         11,756         150,000
20             1,434       49,787         64,070         150,000         29,359         150,000         14,057         150,000
Age 60         1,434       71,863        112,850         151,219         39,855         150,000         14,693         150,000
Age 65         1,434      100,037        194,672         237,500         51,570         150,000         13,042         150,000
Age 70         1,434      135,995        329,282         381,967         64,222         150,000          7,502         150,000



                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              1,434        1,506               0         150,000             0        150,000               0         150,000
2              1,434        3,087               0         150,000             0        150,000               0         150,000
3              1,434        4,747           1,164         150,000           737        150,000             343         150,000
4              1,434        6,490           2,783         150,000         2,048        150,000           1,398         150,000
5              1,434        8,320           4,538         150,000         3,395        150,000           2,424         150,000
6              1,434       10,242           6,445         150,000         4,781        150,000           3,424         150,000
7              1,434       12,259           8,510         150,000         6,199        150,000           4,390         150,000
8              1,434       14,378          10,756         150,000         7,655        150,000           5,329         150,000
9              1,434       16,603          13,193         150,000         9,145        150,000           6,232         150,000
10             1,434       18,939          15,845         150,000        10,673        150,000           7,106         150,000
15             1,434       32,491          34,055         150,000        19,373        150,000          11,250         150,000
20             1,434       49,787          61,700         150,000        27,607        150,000          12,716         150,000
Age 60         1,434       71,863         107,681         150,000        35,899        150,000          11,687         150,000
Age 65         1,434      100,037         184,916         225,597        43,095        150,000           6,466         150,000
Age 70         1,434      135,995         310,530         360,214        46,614        150,000


The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 35                                INITIAL STATED AMOUNT: $150,000
CLASSIFICATION: NONSMOKER               DEATH BENEFIT TYPE: A (MATURITY AGE 100)
INITIAL PREMIUM: $1,925                        STATED AMOUNT INCLUDES CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS


                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              1,925        2,021              0          150,000             0         150,000              0         150,000
2              1,925        4,144            764          150,000           467         150,000            182         150,000
3              1,925        6,372          2,887          150,000         2,274         150,000          1,709         150,000
4              1,925        8,712          5,206          150,000         4,146         150,000          3,207         150,000
5              1,925       11,169          7,736          150,000         6,080         150,000          4,670         150,000
6              1,925       13,748         10,499          150,000         8,079         150,000          6,101         150,000
7              1,925       16,457         13,514          150,000        10,141         150,000          7,495         150,000
8              1,925       19,301         16,816          150,000        12,278         150,000          8,862         150,000
9              1,925       22,287         20,427          150,000        14,485         150,000         10,194         150,000
10             1,925       25,423         24,382          150,000        16,769         150,000         11,495         150,000
15             1,925       43,616         52,147          150,000        30,245         150,000         18,010         150,000
20             1,925       66,835         96,683          151,792        45,253         150,000         22,322         150,000
Age 60         1,925       96,468        170,972          229,103        63,366         150,000         25,002         150,000
Age 65         1,925      134,290        293,633          358,232        85,602         150,000         25,534         150,000
Age 70         1,925      182,560        495,425          574,693       113,604         150,000         22,553         150,000



                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              1,925        2,021               0         150,000             0        150,000               0         150,000
2              1,925        4,144             735         150,000           440        150,000             156         150,000
3              1,925        6,372           2,841         150,000         2,232        150,000           1,670         150,000
4              1,925        8,712           5,139         150,000         4,086        150,000           3,153         150,000
5              1,925       11,169           7,646         150,000         6,001        150,000           4,602         150,000
6              1,925       13,748          10,382         150,000         7,980        150,000           6,017         150,000
7              1,925       16,457          13,364         150,000        10,018        150,000           7,393         150,000
8              1,925       19,301          16,624         150,000        12,123        150,000           8,735         150,000
9              1,925       22,287          20,183         150,000        14,291        150,000          10,038         150,000
10             1,925       25,423          24,078         150,000        16,529        150,000          11,305         150,000
15             1,925       43,616          51,296         150,000        29,610        150,000          17,520         150,000
20             1,925       66,835          94,606         150,000        43,635        150,000          21,045         150,000
Age 60         1,925       96,468         166,710         223,392        59,876        150,000          22,180         150,000
Age 65         1,925      134,290         284,786         347,440        78,633        150,000          19,454         150,000
Age 70         1,925      182,560         476,730         553,006       100,635        150,000           9,639         150,000


The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 35                                INITIAL STATED AMOUNT: $150,000
CLASSIFICATION: NONSMOKER               DEATH BENEFIT TYPE: B (MATURITY AGE 100)
INITIAL PREMIUM: $1,434                            STATED AMOUNT PLUS CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS


                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              1,434        1,506              0         151,129              0         151,059              0         150,989
2              1,434        3,087              0         152,363              0         152,153              0         151,952
3              1,434        4,747          1,196         153,705            767         153,275            371         152,880
4              1,434        6,490          2,825         155,167          2,087         154,429          1,434         153,776
5              1,434        8,320          4,587         156,757          3,440         155,610          2,466         154,635
6              1,434       10,242          6,498         158,487          4,830         156,819          3,469         155,459
7              1,434       12,259          8,565         160,368          6,251         158,055          4,440         156,243
8              1,434       14,378         10,812         162,420          7,714         159,322          5,386         156,994
9              1,434       16,603         13,249         164,655          9,210         160,617          6,301         157,707
10             1,434       18,939         15,897         167,091         10,745         161,940          7,187         158,382
15             1,434       32,491         33,952         183,952         19,500         169,500         11,467         161,467
20             1,434       49,787         60,935         210,935         28,020         178,020         13,476         163,476
Age 60         1,434       71,863        103,707         253,707         36,778         186,778         13,627         163,627
Age 65         1,434      100,037        171,866         321,866         44,976         194,976         11,295         161,295
Age 70         1,434      135,995        280,362         430,362         50,613         200,613          4,984         154,984



                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              1,434        1,506               0         151,116             0        151,047               0         150,978
2              1,434        3,087               0         152,334             0        152,125               0         151,926
3              1,434        4,747           1,149         153,658           724        153,232             332         152,841
4              1,434        6,490           2,756         155,098         2,025        154,368           1,379         153,721
5              1,434        8,320           4,494         156,664         3,359        155,529           2,395         154,565
6              1,434       10,242           6,376         158,365         4,727        156,716           3,383         155,372
7              1,434       12,259           8,408         160,212         6,123        157,926           4,334         156,137
8              1,434       14,378          10,610         162,218         7,551        159,159           5,254         156,862
9              1,434       16,603          12,990         164,396         9,005        160,412           6,137         157,543
10             1,434       18,939          15,568         166,763        10,490        161,685           6,986         158,181
15             1,434       32,491          32,958         182,958        18,786        168,786          10,935         160,935
20             1,434       49,787          58,073         208,073        26,064        176,064          12,051         162,051
Age 60         1,434       71,863          96,535         246,535        32,211        182,211          10,454         160,454
Age 65         1,434      100,037         154,987         304,987        34,908        184,908           4,546         154,546
Age 70         1,434      135,995         242,619         392,619        29,569        179,569


The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 35                                INITIAL STATED AMOUNT: $150,000
CLASSIFICATION: NONSMOKER               DEATH BENEFIT TYPE: B (MATURITY AGE 100)
INITIAL PREMIUM: $5,575                            STATED AMOUNT PLUS CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS


                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                PLANNED PREMIUMS                CURRENT                        CURRENT                        CURRENT
              ---------------------   ----------------------------   ----------------------------   ----------------------------
              TOTAL     ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF     ANNUAL       AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR   OUTLAY     INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------   ------    -----------   --------------   -----------   --------------   -----------   --------------   -----------
1             5,575         5,854           2,555         155,377         2,254         155,076          1,953         154,775
2             5,575        12,000           8,627         161,294         7,689         160,357          6,789         159,456
3             5,575        18,454          15,286         167,795        13,332         165,840         11,526         164,034
4             5,575        25,230          22,601         174,943        19,197         171,539         16,173         168,516
5             5,575        32,346          30,629         182,799        25,286         177,456         20,726         172,896
6             5,575        39,817          39,444         191,433        31,611         183,600         25,187         177,176
7             5,575        47,661          49,120         200,924        38,174         189,978         29,553         181,356
8             5,575        55,898          59,754         211,362        44,995         196,603         33,833         185,441
9             5,575        64,547          71,431         222,838        52,075         203,481         38,022         189,428
10            5,575        73,628          84,263         235,457        59,428         210,622         42,123         193,318
15            5,575       126,316         174,935         334,125       103,426         253,426         63,019         213,019
20            5,575       193,560         322,668         506,588       156,448         306,448         80,625         230,625
Age 60        5,575       279,383         566,443         759,034       221,403         371,403         95,420         245,420
Age 65        5,575       388,916         968,944       1,182,112       300,575         450,575        106,838         256,838
Age 70        5,575       528,712       1,631,104       1,892,081       395,866         545,866        113,444         263,444



                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                PLANNED PREMIUMS               GUARANTEED                     GUARANTEED                     GUARANTEED
              ---------------------   ----------------------------   ----------------------------   ----------------------------
              TOTAL     ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF     ANNUAL       AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR   OUTLAY     INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------   ------    -----------   --------------   -----------   --------------   -----------   --------------   -----------
1             5,575         5,854           2,543         155,365         2,242         155,064          1,942         154,764
2             5,575        12,000           8,597         161,264         7,661         160,329          6,762         159,429
3             5,575        18,454          15,239         167,748        13,289         165,797         11,486         163,995
4             5,575        25,230          22,532         174,874        19,135         171,478         16,118         168,461
5             5,575        32,346          30,535         182,705        25,205         177,375         20,656         172,826
6             5,575        39,817          39,322         191,312        31,508         183,497         25,101         177,090
7             5,575        47,661          48,964         200,767        38,046         189,849         29,447         181,250
8             5,575        55,898          59,551         211,159        44,832         196,440         33,701         185,309
9             5,575        64,547          71,172         222,579        51,870         203,277         37,858         189,264
10            5,575        73,628          83,935         235,129        59,173         210,368         41,922         193,117
15            5,575       126,316         173,942         332,230       102,713         252,713         62,488         212,488
20            5,575       193,560         319,701         501,931       154,496         304,496         79,201         229,201
Age 60        5,575       279,383         558,771         748,753       216,848         366,848         92,251         242,251
Age 65        5,575       388,916         950,213       1,159,260       290,543         440,543        100,101         250,101
Age 70        5,575       528,712       1,586,515       1,840,358       374,922         524,922         99,892         249,892


The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 50                                INITIAL STATED AMOUNT: $250,000
CLASSIFICATION: PREFERRED NONSMOKER     DEATH BENEFIT TYPE: A (MATURITY AGE 100)
INITIAL PREMIUM: $4,524                        STATED AMOUNT INCLUDES CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS


                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              4,524        4,750              0         250,000              0         250,000              0         250,000
2              4,524        9,738          1,994         250,000          1,297         250,000            628         250,000
3              4,524       14,975          6,934         250,000          5,496         250,000          4,170         250,000
4              4,524       20,474         12,323         250,000          9,836         250,000          7,633         250,000
5              4,524       26,248         18,197         250,000         14,313         250,000         11,009         250,000
6              4,524       32,310         24,619         250,000         18,944         250,000         14,309         250,000
7              4,524       38,676         31,563         250,000         23,651         250,000         17,450         250,000
8              4,524       45,360         39,131         250,000         28,484         250,000         20,481         250,000
9              4,524       52,378         47,399         250,000         33,458         250,000         23,410         250,000
10             4,524       59,748         56,418         250,000         38,548         250,000         26,207         250,000
15             4,524      102,502        119,730         250,000         68,102         250,000         39,532         250,000
20             4,524      157,070        222,571         258,183         99,370         250,000         45,613         250,000
Age 60         4,524       59,748         56,418         250,000         38,548         250,000         26,207         250,000
Age 65         4,524      102,502        119,730         250,000         68,102         250,000         39,532         250,000
Age 70         4,524      157,070        222,571         258,183         99,370         250,000         45,613         250,000



                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              4,524        4,750               0         250,000             0        250,000               0         250,000
2              4,524        9,738             765         250,000           136        250,000               0         250,000
3              4,524       14,975           4,899         250,000         3,625        250,000           2,453         250,000
4              4,524       20,474           9,315         250,000         7,139        250,000           5,220         250,000
5              4,524       26,248          14,026         250,000        10,663        250,000           7,820         250,000
6              4,524       32,310          19,050         250,000        14,184        250,000          10,239         250,000
7              4,524       38,676          24,413         250,000        17,689        250,000          12,468         250,000
8              4,524       45,360          30,146         250,000        21,170        250,000          14,500         250,000
9              4,524       52,378          36,286         250,000        24,616        250,000          16,324         250,000
10             4,524       59,748          42,861         250,000        28,003        250,000          17,919         250,000
15             4,524      102,502          86,508         250,000        44,614        250,000          22,407         250,000
20             4,524      157,070         151,141         250,000        51,503        250,000          12,123         250,000
Age 60         4,524       59,748          42,861         250,000        28,003        250,000          17,919         250,000
Age 65         4,524      102,502          86,508         250,000        44,614        250,000          22,407         250,000
Age 70         4,524      157,070         151,141         250,000        51,503        250,000          12,123         250,000


The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 50                                INITIAL STATED AMOUNT: $250,000
CLASSIFICATION: PREFERRED NONSMOKER     DEATH BENEFIT TYPE: A (MATURITY AGE 100)
INITIAL PREMIUM: $6,250                        STATED AMOUNT INCLUDES CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS


                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              6,250        6,563              0         250,000              0         250,000              0         250,000
2              6,250       13,453          5,733         250,000          4,731         250,000          3,769         250,000
3              6,250       20,688         12,843         250,000         10,765         250,000          8,847         250,000
4              6,250       28,285         20,634         250,000         17,025         250,000         13,825         250,000
5              6,250       36,262         29,167         250,000         23,512         250,000         18,695         250,000
6              6,250       44,638         38,531         250,000         30,247         250,000         23,470         250,000
7              6,250       53,432         48,740         250,000         37,162         250,000         28,071         250,000
8              6,250       62,666         59,931         250,000         44,314         250,000         32,547         250,000
9              6,250       72,362         72,221         250,000         51,721         250,000         36,906         250,000
10             6,250       82,542         85,711         250,000         59,372         250,000         41,124         250,000
15             6,250      141,609        181,979         250,000        104,991         250,000         62,073         250,000
20             6,250      216,995        340,291         394,738        158,480         250,000         76,162         250,000
Age 60         6,250       82,542         85,711         250,000         59,372         250,000         41,124         250,000
Age 65         6,250      141,609        181,979         250,000        104,991         250,000         62,073         250,000
Age 70         6,250      216,995        340,291         394,738        158,480         250,000         76,162         250,000



                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              6,250        6,563               0         250,000             0        250,000               0         250,000
2              6,250       13,453           4,517         250,000         3,582        250,000           2,686         250,000
3              6,250       20,688          10,839         250,000         8,921        250,000           7,154         250,000
4              6,250       28,285          17,685         250,000        14,378        250,000          11,454         250,000
5              6,250       36,262          25,099         250,000        19,947        250,000          15,574         250,000
6              6,250       44,638          33,133         250,000        25,620        250,000          19,504         250,000
7              6,250       53,432          41,853         250,000        31,399        250,000          23,237         250,000
8              6,250       62,666          51,337         250,000        37,282        250,000          26,769         250,000
9              6,250       72,362          61,672         250,000        43,273        250,000          30,093         250,000
10             6,250       82,542          72,951         250,000        49,362        250,000          33,192         250,000
15             6,250      141,609         152,633         250,000        83,630        250,000          46,127         250,000
20             6,250      216,995         285,818         331,549       117,828        250,000          45,987         250,000
Age 60         6,250       82,542          72,951         250,000        49,362        250,000          33,192         250,000
Age 65         6,250      141,609         152,633         250,000        83,630        250,000          46,127         250,000
Age 70         6,250      216,995         285,818         331,549       117,828        250,000          45,987         250,000


The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 50                                INITIAL STATED AMOUNT: $250,000
CLASSIFICATION: PREFERRED NONSMOKER     DEATH BENEFIT TYPE: B (MATURITY AGE 100)
INITIAL PREMIUM: $4,524                            STATED AMOUNT PLUS CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS


                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              4,524        4,750              0         253,828              0         253,599              0         253,372
2              4,524        9,738          1,957         257,996          1,263         257,302            597         256,636
3              4,524       14,975          6,851         262,528          5,423         261,101          4,107         259,785
4              4,524       20,474         12,170         267,474          9,707         265,011          7,526         262,830
5              4,524       26,248         17,944         272,858         14,108         269,022         10,844         265,758
6              4,524       32,310         24,227         278,739         18,639         273,150         14,074         268,585
7              4,524       38,676         30,971         285,061         23,208         277,299         17,122         271,212
8              4,524       45,360         38,270         291,924         27,866         281,520         20,040         273,694
9              4,524       52,378         46,185         299,385         32,619         285,819         22,835         276,035
10             4,524       59,748         54,736         307,464         37,434         290,162         25,472         278,200
15             4,524      102,502        112,669         362,669         64,318         314,318         37,494         287,494
20             4,524      157,070        198,199         448,199         88,971         338,971         41,116         291,116
Age 60         4,524       59,748         54,736         307,464         37,434         290,162         25,472         278,200
Age 65         4,524      102,502        112,669         362,669         64,318         314,318         37,494         287,494
Age 70         4,524      157,070        198,199         448,199         88,971         338,971         41,116         291,116



                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              4,524        4,750               0         253,262             0        253,051               0         252,841
2              4,524        9,738             703         256,742            79        256,118               0         255,522
3              4,524       14,975           4,764         260,442         3,507        259,185           2,351         258,029
4              4,524       20,474           9,066         264,370         6,931        262,234           5,047         260,350
5              4,524       26,248          13,611         268,525        10,330        265,243           7,553         262,467
6              4,524       32,310          18,401         272,912        13,682        268,193           9,853         264,365
7              4,524       38,676          23,443         277,534        16,969        271,060          11,938         266,028
8              4,524       45,360          28,746         282,401        20,174        273,828          13,795         267,450
9              4,524       52,378          34,319         287,519        23,275        276,475          15,416         268,616
10             4,524       59,748          40,156         292,884        26,238        278,965          16,774         269,502
15             4,524      102,502          75,316         325,316        38,853        288,853          19,468         269,468
20             4,524      157,070         112,736         362,736        36,761        286,761           6,781         256,781
Age 60         4,524       59,748          40,156         292,884        26,238        278,965          16,774         269,502
Age 65         4,524      102,502          75,316         325,316        38,853        288,853          19,468         269,468
Age 70         4,524      157,070         112,736         362,736        36,761        286,761           6,781         256,781


The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

MALE ISSUE AGE 50                                INITIAL STATED AMOUNT: $250,000
CLASSIFICATION: PREFERRED NONSMOKER     DEATH BENEFIT TYPE: B (MATURITY AGE 100)
INITIAL PREMIUM: $18,775                           STATED AMOUNT PLUS CASH VALUE

                         SUMMARY OF VALUES AND BENEFITS


                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS               CURRENT                        CURRENT                        CURRENT
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              18,775      19,714          12,059         268,449        11,034         267,424         10,011         266,401
2              18,775      40,413          32,690         288,729        29,493         285,533         26,420         282,459
3              18,775      62,148          55,341         311,019        48,665         304,343         42,495         298,173
4              18,775      84,969          80,228         335,531        68,591         323,895         58,253         313,556
5              18,775     108,931         107,566         362,479        89,291         344,205         73,687         328,601
6              18,775     134,091         137,613         392,124       110,805         365,317         88,815         343,326
7              18,775     160,510         170,544         424,635       133,072         387,163        103,548         357,639
8              18,775     188,249         206,704         460,358       156,171         409,825        117,941         371,595
9              18,775     217,375         246,423         499,623       180,141         433,341        132,004         385,204
10             18,775     247,957         290,024         542,752       204,979         457,707        145,708         398,436
15             18,775     425,394         597,932         847,932       353,171         603,171        214,922         464,922
20             18,775     651,854       1,101,128       1,351,128       531,028         781,028        272,244         522,244
Age 60         18,775     247,957         290,024         542,752       204,979         457,707        145,708         398,436
Age 65         18,775     425,394         597,932         847,932       353,171         603,171        214,922         464,922
Age 70         18,775     651,854       1,101,128       1,351,128       531,028         781,028        272,244         522,244



                                                         ASSUMED HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN
                                          12.00% (10.20% NET)             6.00% (4.20% NET)              0.00% (-1.80% NET)
                                                            ASSUMED COST OF INSURANCE AND EXPENSE CHARGES
                 PLANNED PREMIUMS              GUARANTEED                     GUARANTEED                     GUARANTEED
               --------------------   ----------------------------   ----------------------------   ----------------------------
               TOTAL    ACCUMULATED    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR    END OF YEAR     END OF YEAR
   END OF      ANNUAL      AT 5%      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH      CASH SURRENDER      DEATH
POLICY YEAR    OUTLAY    INTEREST         VALUE          BENEFIT         VALUE          BENEFIT         VALUE          BENEFIT
-----------    ------   -----------   --------------   -----------   --------------   -----------   --------------   -----------
1              18,775      19,714          11,494         267,884        10,486        266,876           9,480         265,870
2              18,775      40,413          31,437         287,476        28,311        284,350          25,307         281,346
3              18,775      62,148          53,255         308,933        46,749        302,427          40,740         296,418
4              18,775      84,969          77,126         332,429        65,816        321,119          55,774         311,078
5              18,775     108,931         103,236         358,149        85,514        340,428          70,398         325,311
6              18,775     134,091         131,791         386,302       105,852        360,363          84,598         339,109
7              18,775     160,510         163,024         417,114       126,839        380,929          98,368         352,459
8              18,775     188,249         197,190         450,844       148,486        402,141         111,702         365,356
9              18,775     217,375         234,572         487,772       170,807        424,007         124,592         377,793
10             18,775     247,957         275,465         528,193       193,797        446,525         137,019         389,747
15             18,775     425,394         560,673         810,673       327,758        577,758         196,925         446,925
20             18,775     651,854       1,016,029       1,266,029       478,982        728,982         237,985         487,985
Age 60         18,775     247,957         275,465         528,193       193,797        446,525         137,019         389,747
Age 65         18,775     425,394         560,673         810,673       327,758        577,758         196,925         446,925
Age 70         18,775     651,854       1,016,029       1,266,029       478,982        728,982         237,985         487,985


The hypothetical gross annual investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including allocations made by the owner among the investment options and the actual investment results of those options. The cash surrender value and death benefit for a policy would be different from those shown even if the actual rates of investment averaged 0%, 6% and 12% over a period of years but fluctuated above or below those averages for individual contract years. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration assumes current cost of insurance and expense charges remain unchanged.

                                     PART II

                                OTHER INFORMATION

                     CONTENTS OF REGISTRATION STATEMENT



This registration statement comprises the following papers and documents:

The facing sheet



The prospectus consisting of 63 pages

Representations pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended:

National Security Life and Annuity Company represents that the fees and charges deducted under the contract, in the aggregate are reasonable in relation to the services to be rendered, the expenses expected to be incurred and the risks assumed by National Security Life and Annuity Company.


The signatures

Written consents of the following persons:

         Ernst & Young, LLP

         Jones & Blouch L.L.P.

         Susan Mistretta, Esq.

         David W. Cook, FSA, MAAA

Exhibits:

                  All relevant exhibits, which have been previously filed with the Commission and are incorporated herein by reference, are as follows:

         (1) Resolution of the Board of Directors of the Depositor authorizing establishment of National Security Variable Account L. Incorporated by reference from Registrant's filing on Form N-4 filed January 7, 2002 (File No. 333-76352).


         (3)(a) Principal Underwriting Agreement for Variable Contracts, with compensation schedule, between the Depositor and Ohio National Equities, Inc. Incorporated by reference from Registrant's filing on Form S-6 filed January 7, 2002.

         (3)(c) Schedule of Sales Commissions. Incorporated by reference from Registrant's filing on Form S-6 filed January 7, 2002.

         (3)(d) Variable Contract Distribution Agreements (with compensation schedules) between the Depositor and Ohio National Equities, Inc. Incorporated by reference from Registrant's filing on Form S-6 filed January 7, 2002.

         (5)      Flexible Premium Life Insurance Policy (Form)

         (6)(a) Restated Charter of the Depositor. Incorporated by reference from Registrant's filing on Form S-6 filed January 7, 2002.

         (6)(b) By-laws of the Depositor. Incorporated by reference from Registrant's filing on Form S-6 filed January 7, 2002.

         (8) Form of Participation Agreement between the Depositor and Ohio National Fund, Inc. Incorporated by reference from Registrant's filing on Form S-6 filed January 7, 2002.

         (10) Variable Life Insurance Application Supplement: Suitability Information. Incorporated by reference from Registrant's filing on Form S-6 filed January 7, 2002.

         (11) Memorandum describing the Depositor's purchase, transfer, redemption and conversion procedures for the contracts. Incorporated by reference from Registrant's filing on Form S-6 filed January 7, 2002.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, National Security Variable Account L has caused this Registration Statement to be signed on its behalf in the City of Montgomery and State of Ohio on the 19th day of April, 2002.


                                      NATIONAL SECURITY VARIABLE ACCOUNT L
                                                 (Registrant)

                                      NATIONAL SECURITY LIFE AND ANNUITY COMPANY
                                                   (Depositor)


                                       By  /s/ John J. Palmer
                                         ---------------------------------------
                                               John J. Palmer
                                               Chief Executive Officer


Attest:



/s/ Ronald L. Benedict
----------------------------
Ronald L. Benedict
Assistant Secretary

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                         Title                                        Date


/s/ Carson E. Beadle              Director                                 April 19, 2002
-------------------------
Carson E. Beadle


/s/ David L. Birchenough          Director                                 April 19, 2002
-------------------------
David L. Birchenough


/s/ Bruce W. Boyea                Director and Chairman                    April 19, 2002
-------------------------
Bruce W. Boyea


/s/ James A. Carrigg              Director                                 April 19, 2002
-------------------------
James A. Carrigg


/s/ George E. Castrucci           Director                                 April 19, 2002
-------------------------
George E. Castrucci


/s/ Raymond R. Clark              Director                                 April 19, 2002
-------------------------
Raymond R. Clark


/s/ Ronald J. Dolan               Director and Chief Financial Officer     April 19, 2002
-------------------------
Ronald J. Dolan


/s/ Daniel J. Fischer             Director and President                   April 19, 2002
-------------------------
Daniel J. Fischer


/s/ David B. O'Maley              Director                                 April 19, 2002
-------------------------
David B. O'Maley


/s/ John J. Palmer                Director and Chief Executive Officer     April 19, 2002
-------------------------
John J. Palmer

                         INDEX OF CONSENTS AND EXHIBITS

                                                              Page Number
Exhibit                                                       in Sequential
Number           Description                                  Numbering System
-------          ------------                                 ----------------

                 Consent of Ernst & Young LLP

                 Consent of Jones & Blouch L.L.P.

                 Consent of Susan E. Mistretta, Esq.

                 Consent of David W. Cook, FSA, MAAA

                                    CONSENTS

Consent No. 1


               Consent of Ernst & Young LLP, Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Prospectus of National Security Variable Account L, and to the use of our report dated March 15, 2002, with respect to the financial statements of National Security Life and Annuity Company, included in Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (Form S-6 File No. 333-76344) and related Prospectus of National Security Variable Account L.


                                                               Ernst & Young LLP

Atlanta, Georgia

April 18, 2002

                             Jones & Blouch L.L.P.
                                 Suite 410 East
                         1025 Thomas Jefferson St., N.W.
                              Washington, DC 20007
                                 (202) 223-3500


VIA EDGAR TRANSMISSION


Board of Directors
National Security Life and Annuity Company
One Financial Way
Cincinnati, OH 45242

        Re:   National Security Variable Account L
              Pre-Effective Amendment to the Registration Statement on Form S-6
              -----------------------------------------------------------------


Dear Sirs:


        We hereby consent to the reference to this firm under the caption "Legal Matters" in the prospectus contained in the above-referenced pre-effective amendment to the registration statement to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933.


                                                 Very truly yours,

                                                 /s/ JONES & BLOUCH L.L.P.
                                                 -------------------------
                                                     Jones & Blouch L.L.P.

                  [NATIONAL SECURITY LIFE AND ANNUITY COMPANY]





                                                               April 16, 2002



The Board of Directors
National Security Life and Annuity Company
One Financial Way
Cincinnati, Ohio 45242

Re:  National Security Variable Account L

Gentlemen:


The undersigned hereby consents to the use of my name under the caption of "Legal Matters" in the first pre-effective amendment to the registration statement on Form S-6 of the above captioned registrant.


                                                Sincerely,

                                                /s/ Susan E. Mistretta
                                                ------------------------------
                                                Susan E. Mistretta
                                                Secretary and General Counsel

                  [NATIONAL SECURITY LIFE AND ANNUITY COMPANY]

                                                              April 16, 2002


National Security Life and Annuity Company
One Financial Way
Cincinnati, Ohio 45242

Re:  National Security Variable Account L

Gentlemen:



I hereby consent to the use of my name under the heading "Experts" in the prospectuses included in the Registrant's pre-effective amendment to the registration statement on Form S-6.


                                                Sincerely,

                                                /s/ David W. Cook
                                                ------------------------------
                                                David W. Cook, FSA, MAAA